FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Operations tracking guidance
JOHANNESBURG. 4 November 2010, Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings excluding gains and losses on foreign exchange, exceptional items and share of gain or loss of associates after taxation for the September 2010 quarter of R1,016 million compared with earnings of R945 million and R625 million in the June 2010 and the September 2009 quarters respectively. In US dollar terms net earnings excluding gains and losses on foreign exchange, exceptional items and share of gain or loss of associates after taxation for the
September 2010 quarter were US$138 million, compared with earnings of US$125 million and US$80 million for the June 2010 and
September 2009 quarters respectively.
September 2010 quarter salient features:
· US$1 billion bond completed post quarter end;
· Group attributable gold production up to 908,000 ounces;
· Total cash cost down from R166,215 per kilogram (US$688 per ounce) to R164,898 per kilogram (US$697 per ounce);
· NCE margin maintained at 18 per cent;
· South Deep new order mining right executed;
· Three BEE transactions approved by shareholders;
· Option agreement for 60 per cent interest in the undeveloped gold-copper Far Southeast deposit in the Philippines signed;
· Business process re-engineering across the Group commenced.
Statement by Nick Holland, Chief Executive Officer of Gold Fields:
“Gold Fields maintained the recent improvement in its production performance by raising attributable gold production to 908koz in the
September 2010 quarter from 898koz in the June 2010 quarter. This is the highest quarterly production since Q3 F2008. Despite seasonally higher electricity charges in South Africa, as well as the implementation of the second year of the two year wage agreement with trade unions in
South Africa, sound cost controls enabled us to maintain an NCE margin of 18 per cent being the margin generated by the business after all operating costs, capital expenditure (growth and sustaining) and brownfields exploration. Efforts will continue to improve our NCE margin over the next 12 to 18 months, once the initial results of our business process re-engineering across the Group are realised. While maintaining the emphasis on safety improvements, Gold Fields remains on track to achieve the production and cost guidance for the full year that was provided on 6 August 2010.

We have made considerable advances in our growth strategy through the purchase of an option on the undeveloped gold-copper Far Southeast
(FSE) deposit in the Philippines. The agreement will allow us to conduct a major drilling programme and feasibility study on FSE over the next
18 months. If successful the FSE acquisition will significantly advance our target of achieving 1 million ounces for the Australasia region, either in production or in development, by 2015. Gold Fields now has exciting growth projects in each of the regions in which it operates. In addition to the FSE project for the Australasia region, we have the South Deep project in South Africa, the Yanfolila project in Mali (West Africa region)
and the Chucapaca project in Peru (South America region). We are also doing new metallurgical tests, using a new process on the 12 million ounce APP project in Finland, and early indications are encouraging. All of these projects are progressing rapidly and put us on track towards achieving our target of 5 million ounces, either in production or development, by 2015.

This growth strategy is supported by a strong balance sheet, which has been further bolstered with the successful issue of a US$1 billion, 10-
year bond at a coupon of 4.875 per cent. The order book was more than two times oversubscribed and the interest rate achieved was the lowest by a South African corporate in the international US dollar bond market. The bond significantly improves our liquidity and maturity profiles without increasing debt levels. The funds raised will be utilised to restructure our existing debt and we are now well placed to pursue the growth opportunities mentioned above.

During our annual results presentation in August, I announced a comprehensive Business Process Re-engineering (BPR) exercise at
Driefontein, Kloof and Beatrix, Tarkwa and St Ives, aimed at increasing the NCE margin at each of these mines to at least 20 per cent.
Significant progress was made during the past quarter. As a first step, we have implemented a wide-ranging restructuring of the South Africa region, led by the merger of the Driefontein and Kloof operational and management structures. Details of the restructuring are contained in this report. We have also made significant progress at our Tarkwa mine in Ghana and St Ives in Australia.

During the June quarter Gold Fields executed the new order mining right for South Deep and the finalisation of the terms of the three empowerment transactions. The deals, which include an Employee Share Option plan for 10.75 per cent of GFIMSA, a broad-based transaction for 10 per cent of South Deep and a broad-based Black Economic Empowerment (BEE) transaction for 1 per cent of GFIMSA, excluding South
Deep, will enable us to achieve our 2014 mining charter ownership target and are expected to be completed by the end of December 2010.”
Stock data
JSE Limited – (GFI)
Number of shares in issue
Range - Quarter
ZAR94.90 – ZAR111.99
- at end September 2010
706,236,170
Average Volume - Quarter
2,350,999 shares / day
- average for the quarter
706,090,891
NYSE – (GFI)
Free Float
100 per cent
Range - Quarter
US$12.50 – US$15.34
ADR Ratio
1:1
Average Volume - Quarter
4,020,429 shares / day
Bloomberg / Reuters
GFISJ / GFLJ.J

1 I GOLD FIELDS RESULTS
Certain forward looking statements
Certain statements in this document constitute “forward looking statements” within the meaning of Section 27A of the US Securities
Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa, Ghana, Australia, Peru and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, exploration and development activities; decreases in the market price of gold and/or copper; hazards associated with underground and surface gold mining; labour disruptions; availability terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations; and new legislation affecting mining and mineral rights; changes in exchange rates; currency devaluations; inflation and other macro-economic factors, industrial action, temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.
The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.
Health and safety
We regret to report that six fatalities occurred at the South Africa region during the quarter and one fatality at the West Africa region.
In comparison with the previous quarter, the Group’s fatal injury frequency rate regressed from 0.07 to 0.18. The lost time injury frequency rate improved by 6 per cent from 4.62 to 4.33 and the serious injury frequency rate regressed by 10 per cent from 2.30 to
2.54. The days lost injury frequency rate improved by 4 per cent from 206 to 197.
Extensive management audits have been conducted in order to
determine areas for improvement in our current working practices.
In addition the Safety department has been reorganised to (i)
strengthen the focus on facilitating audits to test for compliance with procedures and (ii) build competencies among supervisors and crews. Lastly, a mobilisation and engagement programme is being piloted at Kloof 4 shaft to assist supervisors to become more effective in aligning teams to deliver a safe quality daily blast.
Financial review
Quarter ended 30 September 2010 compared with
quarter ended 30 June 2010
Revenue
Attributable gold production increased by 1 per cent from 898,000 ounces in the June quarter to 908,000 ounces in the September quarter. At the South African operations, production increased from
488,000 ounces to 497,000 ounces. Attributable gold production at the West African operations decreased by 6 per cent from 183,000 ounces to 172,000 ounces. Attributable equivalent gold production at the South American operation increased by 10 per cent from
78,000 ounces to 86,000 ounces. At the Australian operations, gold production increased by 3 per cent from 149,000 ounces to 153,000 ounces.
At the South African operations, gold production in the September quarter at Driefontein, Beatrix and South Deep was 4 per cent, 12 per cent and 1 per cent higher than the June quarter at 6,017 kilograms, 3,202 kilograms and 2,198 kilograms. This was mainly due to increased underground volumes at Beatrix and South Deep and higher grades at Driefontein and Beatrix. At Kloof, production decreased by 8 per cent from 4,369 kilograms to 4,041 kilograms due to lower volumes from underground following two fatal
accidents at 4 shaft.
SOUTH AFRICAN RAND
Key statistics
UNITED STATES DOLLARS
Quarter
Quarter
September
2009
June
2010
September
2010
September
2010
June
2010
September
2009
28,165             27,929             28,232   kg
Gold produced* oz (000)
908
898 906
147,343            166,215           164,898   R/kg                                Total cash cost                               $/oz
697
688 586
207,754            235,223           238,348   R/kg
Notional cash expenditure $/oz
1,007
974 826
13,559             14,863             14,510   000                             Tonnes milled/treated                            000
14,510
14,863 13,559
241,164            287,454           289,329   R/kg                                    Revenue                                    $/oz
1,223
1,191 959
343                 343                  357   R/tonne                           Operating costs                          $/tonne
48
46 44
2,787              3,738               3,921   Rm                                 Operating profit                                 $m
533
496 356
38                   42                   43    per cent
Operating margin per cent
43
42 38
14                   18                   18    per cent
NCE margin per cent
18
18 14
1,007                 900                 701    Rm
Net earnings
$m
95
120 129
143                 128                   99    SA c.p.s.
US c.p.s.
13
17 18
452               1,039                 699    Rm
Headline earnings
$m
95
138 58
64                  147                  99    SA c.p.s.
US c.p.s.
13
20 8
625                  945
1,016    Rm
Net earnings excluding gains and losses
on foreign exchange, financial
instruments, exceptional items and
share of gain/(loss) of associates after
taxation
$m
138
125 80
89                  134                144     SA c.p.s.
US c.p.s.
20
18 11
* All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.
All operations are wholly owned except for Tarkwa and Damang in Ghana (71.1 per cent) and Cerro Corona in Peru (80.7 per cent).
Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 6 per cent.

GOLD FIELDS RESULTS I 2
At the West African operations, managed gold production at Tarkwa decreased by 7 per cent to 185,500 ounces for the quarter mainly due to decreased heap leach throughput and a slightly lower head grade. At Damang, gold production was similar at 56,500 ounces.
In South America, production at Cerro Corona increased by 10 per cent from 96,500 equivalent ounces in the June quarter to 105,800 equivalent ounces in the September quarter. This increase was due to an increase in ore processed and higher metal recoveries.
At the Australian operations, Agnew’s gold production increased by
11 per cent to 35,300 ounces due to increased stope availability and an increase in grade from the high grade Kim south ore body
following rehabilitation work in the previous quarter. At St Ives, gold production was similar at 117,900 ounces.
The average quarterly US dollar gold price achieved increased from
US$1,191 per ounce in the June quarter to US$1,223 per ounce in the September quarter. The average rand/US dollar exchange rate at R7.36 was 2 per cent stronger than the June quarter, while the rand/Australian dollar at R6.59 was marginally stronger than the
R6.66 recorded in the June quarter. The rand gold price increased from R287,454 per kilogram to R289,329 per kilogram. The
Australian dollar gold price was unchanged at A$1,359 per ounce.
Revenue increased from R8,803 million (US$1,169 million) in the
June quarter to R9,053 million (US$1,230 million) in the September quarter due to the increased production and the higher gold price received.
Operating costs
Net operating costs increased from R5,065 million (US$673 million)
in the June quarter to R5,132 million (US$697 million) in the
September quarter. Total cash cost decreased from R166,215 per kilogram (US$688 per ounce) to R164,898 per kilogram (US$697 per ounce). This decrease was due to higher production.
At the South African operations, operating costs increased by 6 per cent from R2,905 million (US$386 million) to R3,075 million
(US$418 million) mainly due to annual wage increases of 7.5 per cent and the increased production. Total cash cost at the South
African operations increased by 4 per cent from R187,770 per kilogram (US$778 per ounce) to R195,627 per kilogram (US$827 per ounce).
At the West African operations, operating costs including gold-in-
process movements, decreased by 5 per cent from US$151 million
(R1,140 million) in the June quarter to US$143 million (R1,051 million) in the September quarter. Tarkwa and Damang’s costs decreased by US$6 million and US$3 million respectively due to lower tonnes mined and processed, partly offset by increased power costs. Total cash cost at the West African operations decreased from US$623 per ounce in the June quarter to US$616 per ounce in the September quarter due to the lower operating costs.
At Cerro Corona in South America, operating costs including gold-
in-process movements amounted to US$39 million (R290 million), which was US$7 million more than the June quarter mainly due to increased accrual for statutory workers participation and increased freight costs. Total cash cost at Cerro Corona decreased from
US$369 per ounce in the June quarter to US$354 per ounce in the
September quarter due to higher production.
At the Australian operations, operating costs including gold-in-
process movements decreased from A$117 million (R779 million) to
A$109 million (R716 million). At St Ives, net operating costs decreased by A$5 million to A$84 million (R552 million) mainly due to lower maintenance costs and lower volumes. At Agnew,
operating costs were A$3 million lower than the previous quarter at
A$25 million (R164 million) due to the build-up of gold-in-process.
Total cash cost for the region decreased by 6 per cent from US$703 per ounce (A$792 per ounce) to US$658 per ounce (A$735 per
ounce).
Operating margin
The net effect of the changes in revenue and costs, after taking into account gold-in-process movements, was a 5 per cent increase in operating profit from R3,738 million (US$496 million) in the June quarter to R3,921 million (US$533 million) in the September quarter in line with the higher production and the higher gold prices achieved. The Group operating margin was 43 per cent compared with 42 per cent in the June quarter. The margin at the South
African operations decreased from 34 per cent to 31 per cent. At the West African operations the margin increased from 51 per cent to 52 per cent. At Cerro Corona in South America the margin
increased from 68 per cent to 72 per cent, while at the Australian operations the margin increased from 42 per cent to 48 per cent.
Amortisation
Amortisation increased from R1,368 million (US$182 million) in the
June quarter to R1,443 million (US$196 million) in the September quarter in line with the higher production. At the South African operations amortisation increased from R661 million (US$88 million)
to R716 million (US$97 million). This was mainly due to the
increase in production at all the operations, except Kloof.
At the West African operations, amortisation decreased from US$39 million (R293 million) to US$35 million (R254 million). This decrease was mainly at Tarkwa in line with the lower production. At the South
America operation, amortisation was similar at US$15 million (R110 million). At the Australian operations amortisation increased from
A$40 million (R266 million) to AS$50 million (R327 million) mainly due to changes in the production mix combined with a small
increase in production for the region.
Other
Net interest paid of R70 million (US$10 million) in the September quarter compares with net interest paid of R33 million (US$4 million)
in the June quarter. In the September quarter interest paid of R120 million (US$16 million) was partly offset by interest received of R35 million (US$4 million) and interest capitalised of R15 million (US$2 million). This compares with interest paid of R146 million (US$19 million), partly offset by interest received of R90 million (US$12 million) and interest capitalised of R23 million (US$3 million) in the
June quarter. The lower interest received in the September quarter was due to a change in the mix between onshore and offshore cash balances.
The share of loss of associates after taxation of R218 million
(US$30 million) in the September quarter compares with a gain of
R86 million (US$11 million) in the June quarter. The September quarter includes R236 million (US$32 million) relating to a
translation loss as a result of Rusoro applying hyper inflationary accounting to its investments in Venezuela partly offset by R18 million (US$2 million) gains from the Group’s 35 per cent interest in
Rand Refinery. As a result of the loss above, the investment in
Rusoro has been written down to nil. In the June quarter R68 million
(US$9 million) related to a translation gain as a result of Rusoro applying hyper inflationary accounting to its investments in
Venezuela, and R18 million (US$2 million) related to gains from
Rand Refinery.
The loss on foreign exchange of R11 million (US$2 million) in the
September quarter compares with a gain of R6 million (US$1
million) in the June quarter. These exchange differences relate to the conversion of offshore cash holdings into their functional currencies.
The loss on financial instruments of R3 million (US$1 million) in the
September quarter, compares with a gain of R19 million (US$2 million) in the June quarter. The September quarter includes losses on outstanding US$/ZAR and A$/ZAR forward cover contracts. The gain in the June quarter included realised gains of R13 million
(US$2 million) on the Cerro Corona copper financial instruments

3 I GOLD FIELDS RESULTS
and a R6 million (US$1 million) gain on US$/ZAR forward cover contracts taken out. Refer to page 15 of this report for more detail.
Share based payments of R119 million (US$16 million) was R73 million (US$10 million) higher than the June quarter’s R46 million
(US$6 million) due to year-end forfeitures in the June quarter.
Other costs decreased from R120 million (US$16 million) in the
June quarter to R24 million (US$3 million) in the September quarter.
This decrease was mainly due to lower bank facility fees at the
South African operations and a decrease in research and
development expenditure. The September quarter included
sponsorships to the University of Johannesburg, while the June quarter included sponsorships to the University of the
Witwatersrand.
Exploration
Exploration expenditure decreased from R186 million (US$25
million) in the June quarter to R124 million (US$17 million) in the
September quarter due to a decrease in activity during the rainy season and timing of expenditure. Refer to the Exploration and corporate development section of this report for more detail of exploration activities.
Exceptional items
The exceptional loss in the September quarter of R138 million
(US$19 million) was as a result of voluntary separation packages of
R118 million (US$16 million) and costs incurred of R24 million
(US$3 million) on business process re-engineering at the South
African, Ghanaian and Australian operations partly offset by profit on the sale of assets and investments of R4 million (US$0.5 million).
The exceptional loss in the June quarter of R144 million (US$19 million) was mainly as a result of an impairment on our investment in
Rusoro of R197 million (US$26 million), partly offset by a profit on the disposal of the remaining Eldorado shares of R49 million (US$6 million).
Taxation
Taxation for the quarter amounted to R849 million (US$115 million)
compared with R865 million (US$115 million) in the June quarter.
The tax expense includes normal and deferred taxation at all operations, together with government royalties.
Earnings
Net profit attributable to ordinary shareholders amounted to R701 million (US$95 million) or 99 SA cents per share (US$0.13 per share), compared with R900 million (US$120 million) or 128 SA cents per share (US$0.17 per share) in the June quarter.
Headline earnings i.e. earnings less the after tax effect of asset sales, impairments and the sale of investments, amounted to R699 million (US$95 million) or 99 SA cents per share (US$0.13 per share), compared with earnings of R1,039 million (US$138 million)
or 147 SA cents per share (US$0.20 per share) in the June quarter.
Earnings excluding exceptional items as well as gains and losses on foreign exchange, financial instruments and gains or losses of associates after taxation amounted to R1,016 million (US$138 million) or 144 SA cents per share (US$0.20 per share), compared with earnings of R945 million (US$125 million) or 134 SA cents per share (US$0.18 per share) reported in the June quarter.
Cash flow
Cash inflow from operating activities for the quarter amounted to
R2,251 million (US$308 million), compared with R3,650 million
(US$482 million) in the June quarter. This quarter on quarter decrease of R1.4 billion (US$174 million) was mainly due to
movements in working capital. The investment into working capital of R753 million (US$102 million) in the September quarter is expected to be significantly less in the December quarter.
In the September quarter dividends paid to ordinary shareholders amounted to R494 million (US$67 million). No dividends were paid to ordinary shareholders in the June quarter. In the June quarter
R175 million (US$23 million) was paid to non controlling interest holders at Tarkwa and Damang.
Capital expenditure increased from R2,157 million (US$287 million)
in the June quarter to R2,225 million (US$302 million) in the
September quarter.
At the South African operations, capital expenditure increased from
R1,236 million (US$164 million) in the June quarter to R1,317 million
(US$179 million) in the September quarter mainly due to
increased capital expenditure at South Deep. Capital expenditure at
South Deep amounted to R492 million (US$ 67 million) in the
September quarter compared with R399 million (US$53 milion) in the June quarter, with the majority of the expenditure on
development and the ventilation shaft deepening and infrastructure.
Expenditure on ore reserve development (ORD) was similar at R493 million (US$66 million). Driefontein’s ORD increased from R184 million to R215 million, Kloof’s ORD decreased from R198 million to
R180 million and Beatrix’s ORD decreased from R113 million to R98 million quarter on quarter.
At the West African operations, capital expenditure increased from
US$53 million to US$74 million due to increased expenditure on capital waste removal at Teberebie and Pepe, new mining
equipment and expenditure on mining fleet at Damang as a
consequence of the impending change from contract to owner
mining. In South America, at Cerro Corona, capital expenditure decreased from US$14 million to US$11 million due to timing of work.
At the Australian operations, capital expenditure decreased from
A$61 million to A$42 million for the quarter. At Agnew, capital expenditure decreased from A$26 million to A$11 million due to the acquisition of fleet in the June quarter due to the conversion from contract mining to owner mining. St Ives decreased from A$35 million to A$31 million due to less development expenditure required this quarter on the Athena project.
Purchase of investments of R23 million (US$3 million) mainly relates to a secured equipment loan made to one of our mining contractors at St Ives.
Net cash inflow from financing activities in the September quarter amounted to R1,189 million (US$169 million). Loans received in the
September quarter amounted to R4.0 billion (US$557 million). This relates to the issue of commercial paper of R1.8 billion (US$248 million), Cerro Corona non-recourse term loan of R1.4 billion
(US$200 million), an additional R492 million (US$70 million) draw down on an offshore facility and R290 million (US$39 million)
working capital loans. Loans repaid amounted to R2.8 billion
(US$390 million), consisting primarily of R2.1 billion (US$290 million) refinancing of the South African commercial paper
programme and final repayment of the project finance facility at
Cerro Corona of R705 million (US$100 million).
Net cash inflow for the September quarter at R717 million (US$107 million) compared with R918 million (US$131 million) in the June quarter. After accounting for a negative translation adjustment of
R194 million (positive US$6 million) on offshore cash balances, the net cash inflow for the September quarter was R523 million
(US$113 million). The cash balance at the end of September was
R4,313 million (US$614 million) compared with R3,791 million
(US$501 million) at the end of June.
Notional cash expenditure (NCE)
Notional cash expenditure is defined as operating costs (including general and administration) plus capital expenditure, which includes brownfields exploration, and is reported on a per kilogram and per ounce basis – refer to the detailed table on page 24 of this report.

GOLD FIELDS RESULTS I 4
NCE per ounce determines how much free cash flow is generated in order to pay taxation, interest, greenfields exploration and dividends.
The NCE for the Group for the September quarter amounted to
R238,348 per kilogram (US$1,007 per ounce) compared with
R235,223 per kilogram (US$974 per ounce) in the June quarter.
The NCE margin for the Group of 18 per cent was similar to the
June quarter.
At the South African operations, NCE increased from R272,669 per kilogram (US$1,129 per ounce) to R284,118 per kilogram
(US$1,201 per ounce). The NCE margin of 1 per cent in the
September quarter compares with 6 per cent in the June quarter.
This decrease was due to the increase in operating cost and capital expenditure, partially offset by the increase in production. The overall NCE margin is impacted by the ongoing funding of the South
Deep growth project by the balance of the operations in the South
Africa region.
At the West African operations, NCE increased from US$795 per ounce to US$883 per ounce and the NCE margin decreased from
34 per cent to 28 per cent due to the lower production and
increased capital expenditure.
At the South American operation, NCE improved by 9 per cent from
US$502 per ounce in the June quarter to US$456 per ounce in the
September quarter due to the increased production together with a reduction in capital expenditure. The NCE margin improved from 54 per cent to 64 per cent. At the Australian operations NCE improved from US$1,080 per ounce (A$1,217 per ounce) in the June quarter to US$951 per ounce (A$1,062 per ounce) in the September quarter resulting in an increase in NCE margin from 10 per cent to 22 per cent due to increased production and lower capital expenditure.
Balance sheet (Investments and net debt)
Investments decreased from R1,036 million (US$137 million) at 30
June 2010 to R885 million (US$126 million) at 30 September 2010 mainly due to the write-down of Rusoro.
Net debt (long-term loans plus current portion of long-term loans less cash and deposits) increased marginally from R4,697 million
(US$620 million) in the June quarter to R5,076 million (US$722 million) in the September quarter.
Detailed and operational review
South Africa region
Cost and revenue optimisation initiatives
During financial 2008, the South Africa region reviewed the suite of projects under Project 500 and identified the following for
implementation over two to three years. Progress on these projects is set out below.
Project 1M
Project 1M is a productivity initiative that aims to improve quality mining volumes by increasing the face advance by between 5 and
10 per cent per annum based on financial year 2009 actuals.
This should be achieved through the following key improvement initiatives:
·    drilling and blasting practices to improve advance per blast;
·    support, cleaning and sweeping practices to improve blasting frequency;
·    mining cycle, labour availability and training; and
·    improved pay face availability.
Average face advance improved marginally from 6.7 metres to 6.8 metres in the September quarter. Safety related production
interruptions, extraction rate limits required for management of seismic risk, limitations on the face time available and unplanned crew moves, which are mainly necessitated by seismic damage or loss of grade, continue to remain the major factors that inhibit improvements in face advance. Project 1M remains focused on
identifying and addressing the key constraints that affect stope team productivity on a shaft by shaft basis and improving flexibility to counter some of these issues.
Project 2M
Project 2M is a technology initiative aimed at mechanising all flat-
end development (i.e. development on the horizontal plane) at the long-life shafts of Driefontein, Kloof and Beatrix. South Deep is excluded as it is already a fully mechanised mine. The aim of the project is to improve safety and productivity, reduce development costs and increase ore reserve flexibility through higher monthly advance rates.
For the September quarter, 67.1 per cent of flat-end metres were advanced by mechanised means at the long life shafts at
Driefontein, Kloof and Beatrix compared with 66.8 per cent in the
June quarter.
Three additional rigs are being put into service during the December quarter to mechanise ends that are currently being mined
conventionally. Constraints that are inhibiting the rigs from achieving their potential advance rates are being addressed by optimising maintenance arrangements, implementing electro-
hydraulic loaders, re-training drill rig operators and reviewing operating practices and logistics especially on the cleaning cycle.
Project 3M (Business process re-engineering)
Refer to page 10 of this report for the background to this initiative and an overview of post quarter-end developments.
Project 4M
Project 4M focuses on the Mine Health and Safety Council (MHSC)
milestones agreed to on 15 June 2003 at a tripartite health and safety summit, comprising representatives from Government,
organised labour and mining companies. The focus is on achieving occupational health and safety targets and milestones over a 10-
year period. The commitment was driven by the need to achieve greater improvements in occupational health and safety in the mining industry.
One of the milestone targets is that no machine or piece of
equipment may generate a sound pressure level in excess of 110
dB (A) after December 2013. In order to achieve this target the company is focusing on reducing the noise at source. Good
progress has been made and by the end of the quarter 97 per cent of equipment measured was below 110 dB (A).
Silicosis remains one of the biggest health risks associated with the gold mining industry. In order to meet the silicosis targets the company has several interventions in place, which include:

·     the upgrading of tip filters by replacing complete unit
       installations or the installation of additional first stage pre-
       filtration systems to increase dust filtration efficiency and to remove larger particles of dust before it enters the primary dust filtration unit;
·     the use of foggers to trap dust particles liberated from tipping points before dust enters the main air stream;
·     footwall treatment to bind dust on the footwall and prevent it from being liberated into the intake air ways; and
·     installation of tip doors. The tip doors are installed into the tipping points and remain closed when no tipping is taking place, thus reducing dust from entering the intake airways. The tip doors are spring loaded hence they are self-closing after tipping is completed.

5 I GOLD FIELDS RESULTS
Progress to date on the above initiatives is an implementation rate of 50 per cent, 83 per cent, 100 per cent and 65 per cent
respectively across the South African operations. This progress should enable the Group to meet its targets.
Of the individual gravimetric dust sample measurements taken during the June quarter 97 per cent were below the occupational exposure limit of 0.1 milligrams per cubic metre, thus meeting the target of not less than 95 per cent of individual samples below the occupational exposure limit of 0.1 milligrams per cubic metre.
Progress against all interventions is monitored monthly and
reviewed quarterly.
South Africa region
Driefontein
September
2010
June
2010
Gold produced - kg
6,017
5,783
- 000’oz
193.5
185.9
Yield  - underground
- g/t
6.8
6.1
- combined - g/t
4.0
3.6
Total cash cost - R/kg
171,780
175,584
- US$/oz
726
727
Notional cash expenditure - R/kg
229,666
233,910
- US$/oz
971
969
NCE margin - %
20
19
Gold production increased from 5,783 kilograms (185,900 ounces)
in the June quarter to 6,017 kilograms (193,500 ounces) in the
September quarter.
Underground tonnes milled decreased from 841,000 tonnes in the
June quarter to 793,000 tonnes in the September quarter due to a decrease in milling width as a result of a reduction in stope width to improve mining quality. Production throughout the quarter was also affected by a lack of flexibility at 2 and 4 shafts, a fire at 4 shaft and the impact of safety related stoppages particularly at 4 and 5 shafts.
Underground yield increased from 6.1 grams per tonne to 6.8 grams per tonne due to an increase in the mine call factor, a decrease in development waste milled and a general improvement in average mining grades at 1, 4 and 8 shafts.
Surface tonnes milled decreased from 753,000 tonnes to 728,000 tonnes and surface yield remained at 0.9 grams per tonne.
Main development increased by 11 per cent for the quarter and on-
reef development increased by 3 per cent. The average
development value increased from 1,592 centimeter grams per
tonne in the June quarter to 1,872 centimeter grams per tonne in the
September quarter, due to an improvement in the values at 1, 4 and
5 shafts.
Operating costs increased from R1,019 million (US$135 million) to
R1,038
million (US$141 million). This increase was mainly due to
annual wage increases effective from July and higher stores
consumption. Cost increases have been partially offset by a
decrease in employees in service. Total cash cost decreased from
R175,584 per kilogram (US$727 per ounce) to R171,780 per
kilogram (US$726 per ounce).
Operating profit increased from R656 million (US$87 million) in the
June quarter to R696 million (US$95 million) in the September quarter mainly due to the higher production.
Capital expenditure increased from R334 million (US$44 million) to
R344 million (US$47million) in the September quarter due to
increased capitalised development and housing upgrades, partially offset by reduced spending on new technology and technical
projects.
Notional cash expenditure decreased from R233,910 per kilogram
(US$969 per ounce) to R229,666 per kilogram (US$971 per ounce)
as a result of the higher gold production.
Kloof
September
2010
June
2010
Gold produced - kg
4,041
4,369
- 000’oz
129.9
140.5
Yield  - underground
- g/t
6.4
6.5
- combined - g/t
3.7
3.8
Total cash cost - R/kg
219,277
196,201
- US$/oz
927
813
Notional cash expenditure - R/kg
308,488
274,319
- US$/oz
1,304
1,136
NCE margin - %
(7)
5
Gold production decreased from 4,369 kilograms (140,500 ounces)
in the June quarter to 4,041 kilograms (129,900 ounces) in the
September quarter. Underground tonnes milled decreased from
599,000 tonnes to 577,000 tonnes with a decrease in yield from 6.5 grams per tonne to 6.4 grams per tonne. Safety stoppages
following two fatalities at 4 shaft on 18 and 20 August respectively, severely affected production. Surface tonnes milled decreased from
558,000 tonnes to 529,000 tonnes, while the yield reduced from 0.9 grams per tonne to 0.6 grams per tonne.
Main development decreased by 18 per cent and on-reef
development decreased by 9 per cent largely as a result of the safety stoppages. The average development value decreased from
2,378 centimetre grams per tonne in the June quarter to 2,288 centimetre grams per tonne in the September quarter.
Operating costs increased from R883 million (US$117 million) in the
June quarter to R911 million (US$124 million) in the September quarter. The increase in operating costs was largely as a result of the annual wage increase and a decrease in ore reserve
development capitalised. Total cash cost increased from R196,201 per kilogram (US$813 per ounce) to R219,277 per kilogram
(US$927 per ounce) due to higher operating cost and lower gold production.
Operating profit decreased from R380 million (US$50 million) in the
June quarter to R252 million (US$34 million) in the September quarter.
Capital expenditure increased from R316 million (US$42 million) to
R336 million (US$46 million) in the September quarter.
Notional cash expenditure increased from R274,319 per kilogram
(US$1,136 per ounce) to R308,488 per kilogram (US$1,304 per
ounce) due to the lower gold production, increased cost and
increased capital expenditure.

GOLD FIELDS RESULTS I 6
Beatrix
September
2010
June
2010
Gold produced - kg
3,202
2,856
- 000’oz
102.9
91.8
Yield  - underground
- g/t
4.5
4.1
- combined - g/t
3.4
4.0
Total cash cost - R/kg
191,599
189,216
- US$/oz
810
784
Notional cash expenditure - R/kg
241,037
260,049
- US$/oz
1,019
1,077
NCE margin - %
16
10
Gold production increased from 2,856 kilograms (91,800 ounces) in the June quarter to 3,202 kilograms (102,900 ounces) in the
September quarter. Underground tonnes milled decreased from
697,000 tonnes to 686,000 tonnes offset by the yield which
increased from 4.1 grams per tonne to 4.5 grams per tonne. Surface gold increased from 18 kilograms to 126 kilograms as a result of milling 251,000 tonnes of surface mineralised waste this quarter compared with 20,000 tonnes in the June quarter. The increase in the gold price and available milling capacity at No 2 plant warrants the processing of surface ore of which 5.7 million tonnes of stockpiles are available at an average grade of more than 0.4 grams per tonne and at a cost of less than R200,000 per kilogram.
Main development decreased from 7,990 metres in the June quarter to 6,486 metres in the September quarter in line with the mine plan.
The on-reef development increased from 1,537 metres to 1,850 metres and the average main development value decreased from
997 centimetre grams per tonne in the March quarter to 961
centimetre grams per tonne in the June quarter, mainly due to the value variability of the zones being developed.
Operating costs increased from R555 million (US$74 million) in the
June quarter to R627 million (US$85 million) in the September quarter. This increase was mainly due to the increased expenditure on renewals and replacements, a decrease in ore reserve
development capitalised and additional surface ore transported from the West section to the No. 1 plant. Total cash cost increased marginally from R189,216 per kilogram (US$784 per ounce) in the
June quarter to R191,599 per kilogram (US$810 per ounce) in the
September quarter.
Operating profit increased from R271 million (US$36 million) in the
June quarter to R294 million (US$40 million) in the September quarter due to the increased gold production.
Capital expenditure decreased from R188 million (US$25 million) in the June quarter to R145 million (US$20 million) in the September quarter with the majority spent on infrastructure upgrades and ore reserve development.
Notional cash expenditure decreased from R260,049 per kilogram
(US$1,077 per ounce) in the June quarter to R241,037 per kilogram
(US$1,019 per ounce) in the September quarter due to the
increased production.
South Deep project
September
2010
June
2010
Gold produced - kg
2,198
2,176
- 000’oz
70.7
70.0
Yield  - underground
- g/t
5.9
6.3
- combined - g/t
4.4
4.7
Total cash cost - R/kg
223,294
201,333
- US$/oz
944
834
Notional cash expenditure - R/kg
451,137
388,925
- US$/oz
1,907
1,611
NCE margin - %
(57)
(34)
Gold production at South Deep increased from 2,176 kilograms
(70,000 ounces) in the June quarter to 2,198 kilograms (70,700 ounces) in the September quarter, due to improved underground mining volumes. Production for both August and September was at record levels of 142,000 reef tonnes broken per month with
increased production from long hole stoping and benching.
Underground ore processed increased from 345,000 tonnes in the
June quarter to 370,000 tonnes in the September quarter. Total tonnes milled, which included 20,000 tonnes of surface sources and
105,000 tonnes of off reef development, increased by 7 per cent from 463,000 tonnes in the June quarter to 495,000 tonnes in the
September quarter. Reef yield decreased from 6.3 grams per tonne in the June quarter to 5.9 grams per tonne in the September
quarter, primarily due to lower grades in the 87 1 West and 2 West projects and the mining mix.
Development increased by 22 per cent for the September quarter from 2,449 metres to 2,982 metres. The new mine capital
development in phase 1, sub 95 level, increased by 14 per cent for the September quarter from 821 metres to 935 metres.
Development in the current mine areas above 95 level increased by
30 per cent for the September quarter from 1,369 metres to 1,774 metres. The increase in development was primarily due to an
increase in drill rig availability and utilisation, as well as improved rock handling at Twin shaft. Raiseboring increased from 259 metres in the June quarter to 273 metres in the September quarter.
Operating costs increased from R448 million (US$60 million) in the
June quarter to R499 million (US$68 million) in the September quarter. This increase was mainly due to the increase in
underground ore production, annual wage increases, higher
electricity costs and increased expenditure as per the planned project build-up. The total cash cost increased by 11 per cent from
R201,333 per kilogram (US$834 per ounce) in the June quarter to
R223,294 per kilogram (US$944 per ounce) in the September
quarter.
Operating profit decreased from R184 million (US$24 million) in the
June quarter to R134 million (US$18 million) in the September quarter due to the higher operating costs.
Capital expenditure increased by 23 per cent from R399 million
(US$53 million) in the June quarter to R492 million (US$67 million)
in the September quarter in line with the project plan. The major capital expenditure was on development, the ventilation shaft deepening and infrastructure, and construction of the new tailings dam facility.
Notional cash expenditure increased by 16 per cent from R388,925 per kilogram (US$1,611 per ounce) in the June quarter to R451,137 per kilogram (US$1,907 per ounce) in the September quarter due to higher capital expenditure and operating costs.

7 I GOLD FIELDS RESULTS
South Deep will continue to focus on delivering to the planned development metres, completing the Twin shaft infrastructure and the new tailings dam and increasing production, as per the build-up plan.
West Africa region
Ghana
Tarkwa
September
2010
June
2010
Gold produced - 000’oz
185.5
200.2
Yield  - heap leach
- g/t
0.5
0.6
- CIL plant - g/t
1.5
1.5
- combined - g/t
1.0
1.0
Total cash cost - US$/oz
601
599
Notional cash expenditure - US$/oz
885
771
NCE margin - %
28
36
Gold production decreased from 200,200 ounces in the June
quarter to 185,500 ounces in the September quarter. The lower production was as a result of decreased heap leach throughput, decreased heap leach head grade and reduced plant availability due to scheduled mill relining.
Total tonnes mined, including capital stripping, decreased from 34.9 million tonnes in the June quarter to 34.2 million tonnes in the
September quarter. Ore mined decreased from 5.8 million tonnes to
5.2 million tonnes, largely due to reduced feed required for the North heap leach and CIL plant as a consequence of the harder ore
restricting throughput. Mined grade of 1.23 grams per tonne in the
September quarter was marginally lower than the 1.24 grams per tonne in the June quarter. The strip ratio increased from 5.03 in the
June quarter to 5.54 in the September quarter.
The total feed to the CIL plant decreased by 6 per cent from 2.97 million tonnes in the June quarter to 2.79 million tonnes in the
September quarter mainly due to a major relining on the SAG and
Ball mill. Yield from the CIL plant was similar to the previous quarter at 1.45 grams per tonne. The CIL plant produced 133,900 ounces in the September quarter compared with 137,500 ounces in the
June quarter, a decrease of 3 per cent quarter on quarter.
Total feed to the North heap leach decreased by 12 per cent from
2.37 million tonnes in the June quarter to 2.08 million tonnes in the
September quarter. North heap leach yield for the quarter was 0.61 grams per tonne, a decrease of 0.05 grams per tonne against the previous quarter. The “High Pressure Grinding Roller” (HPGR) unit at the South heap leach processed 0.88 million tonnes, an increase of 5 per cent on the 0.84 million tonnes achieved in the June quarter. The average yield of 0.39 grams per tonne from HPGR production represented a decrease of 0.06 grams per tonne against the June quarter. The heap leach section produced 51,600 ounces,
18 per cent less than the previous quarter. The shortfall was attributable to increased ore hardness, resulting in lower volumes of processed feed and lower recoveries. The crushing circuit at the
North heap leach is planned to be upgraded to sustain and improve the throughput for more competent ore.
Operating costs, including gold-in-process movements, decreased from US$113 million (R854 million) in the June quarter to US$108 million (R791 million) in the September quarter. The decrease was mainly as a result of the lower tonnes mined and processed,
partially offset by increased power costs. Total cash cost was similar at US$601 per ounce.
Operating profit decreased from US$125 million (R945 million) in the
June quarter to US$119 million (R879 million) in the September quarter due to lower production.
Capital expenditure increased from US$41 million (R309 million) in the June quarter to US$61 million (R448 million) in the September quarter, with new mining equipment, the tailings dam expansion and pre-stripping at the Teberebie and Pepe cutbacks being the major items.
Notional cash expenditure increased from US$771 per ounce to
US$885 per ounce, reflecting the decreased gold production and increased capital expenditure, partially offset by the decreased operating cost.
Damang
September
2010
June
2010
Gold produced - 000’oz
56.5
56.8
Yield                                  - g/t
1.4
1.3
Total cash cost - US$/oz
666
704
Notional cash expenditure - US$/oz
879
881
NCE margin - %
28
26
Gold production decreased marginally from 56,800 ounces in the
June quarter to 56,500 ounces in the September quarter.
Total tonnes mined, including capital stripping at 3.8 million tonnes in the September quarter was slightly higher than the 3.4 million tonnes achieved in the June quarter. Ore mined was similar at 1.1 million tonnes and the strip ratio achieved was 2.51 compared with the June quarter’s 1.96.
Tonnes processed at 1.2 million tonnes was slightly lower than the
1.3 million tonnes in the June quarter mainly due to milling more fresh high grade ore.
Operating costs, including gold-in-process movements decreased from US$38 million (R286 million) in the June quarter to US$35 million (R260 million) in the September quarter mainly due to lower tonnes mined and processed, partially offset by increased power costs. Total cash cost decreased from US$704 per ounce to
US$666 per ounce.
Operating profit increased from US$30 million (R225 million) in the
June quarter to US$34 million (R252 million) in the September quarter. This was due to the higher gold price received and the reduction in operating costs.
Capital expenditure increased from US$12 million (R87 million) in the June quarter to US$13 million (R97 million) in the September quarter, with the majority of the spend being on exploration and the owner mining project.
Notional cash expenditure decreased from US$881 per ounce in the
June quarter to US$879 per ounce in the September quarter, mainly as a result of the lower operating cost.

GOLD FIELDS RESULTS I 8
South America region
Peru
Cerro Corona
September
2010
June
2010
Gold produced - 000’oz
45.9
33.7
Copper produced - tonnes
10,250
10,500
Total equivalent gold produced     - 000’ eq oz
105.8
96.5
Total equivalent gold sold - 000’ eq oz
113.7
90.2
Yield  - gold
- g/t
0.9
0.7
- copper - per cent
0.66
0.74
- combined - g/t
2.0
2.0
Total cash cost - US$/eq oz
354
369
Notional cash expenditure - US$/eq oz
456
502
NCE margin - %
64
54
Gold price * - US$/oz
1,222
1,184
Copper price * - US$/t
7,141
7,090
* Average spot price used to calculate total equivalent gold produced
Gold produced increased from 33,700 ounces in the June quarter to
45,900 ounces in the September quarter and copper produced
decreased from 10,500 tonnes to 10,250 tonnes. During the
September quarter concentrate with payable content of 48,400 ounces of gold was sold at an average gold price of US$1,234 per ounce and 11,000 tonnes of copper were sold at an average copper price of US$6,648 per tonne, net of treatment and refining charges.
Total tonnes mined decreased from 3.28 million tonnes in the June quarter to 3.15 million tonnes in the September quarter, reflecting lower waste mining. Ore mined at 1.63 million tonnes was 9 per cent higher than the 1.49 million tonnes in the June quarter resulting in a strip ratio of 0.94 compared with 1.2 in the June quarter.
The higher gold production compared with the June quarter was mainly due to an increase of 8 per cent in ore processed, from 1.49 million tonnes in the June quarter to 1.61 million tonnes in the
September quarter and an increase in metal recoveries, from 62 per cent in the June quarter to 67 per cent in the September quarter for gold, and from 81 per cent to 85 per cent for copper; partially offset by a reduction in copper head grade, from 0.91 per cent in the June quarter to 0.78 per cent in the September quarter. Gold head grade increased from 1.18 grams per tonne to 1.38 grams per tonne. The increase in ore tonnes processed reflects a record throughput of
807 tonnes per hour for the September quarter.
Gold yield for the September quarter was 0.9 grams per tonne, compared with 0.7 grams per tonne in the June quarter and copper yield was 0.66 per cent compared with 0.74 per cent in the June quarter.
Operating costs, including gold-in-process movements, increased from US$32 million (R242 million) in the June quarter to US$39 million (R290 million) in the September quarter. This was mainly due to an increase in the accrual for statutory workers legal participation in line with the higher profit and a gold-in-process charge to cost compared with a credit to cost in the June quarter. Total cash cost was US$354 per equivalent ounce sold for the September quarter compared with US$369 per equivalent ounce sold in the June
quarter, mainly reflecting the effect of higher equivalent ounces sold, which offset the impact of the increase in operating costs.
Operating profit increased from US$67 million (R505 million) in the
June quarter to US$103 million (R758 million) in the September quarter, reflecting the higher metal production and sales, together with tight cost controls.
Capital expenditure for the September quarter was US$11 million
(R82 million), compared with US$14 million (R108 million) in the
June quarter. The lower expenditure during the September quarter was due to the timing of expenditure.
Notional cash expenditure for the September quarter at US$456 per equivalent ounce compares with US$502 per equivalent ounce in the June quarter, the decrease being a result of the higher
equivalent ounces produced and the lower capital expenditure.
Australasia region
Australia
St Ives
September
2010
June
2010
Gold produced - 000’oz
117.9
117.5
Yield - heap leach - g/t
0.5
0.5
- milling - g/t
2.8
2.7
- combined - g/t
2.2
2.1
Total cash cost - A$/oz
744
780
- US$/oz
666
692
Notional cash expenditure - A$/oz
1,061
1,106
- US$/oz
950
981
NCE margin - %
22
19
Gold produced increased from 117,500 ounces in the June quarter to 117,900 ounces in the September quarter.
At the open pit operations total tonnes mined decreased from 8.71 million tonnes in the June quarter to 5.00 million tonnes in the
September quarter. Total ore tonnes mined decreased from 1.72 million tonnes of ore mined to 1.20 million tonnes due to the utilisation of stockpiles. Grade increased from 1.38 grams per tonne to 1.76 grams per tonne. The average strip ratio, including capital waste, reduced from 4.3 in the June quarter to 3.3 in the September quarter.
At the underground operations, ore mined increased from 387,600 tonnes at 5.1 grams per tonne in the June quarter to 418,600 tonnes at 5.2 grams per tonne in the September quarter. The increased ore tonnes were predominantly due to a build-up in production at the
Naiad operation (an extention of Belleisle).
Gold produced from the Lefroy mill increased from 109,700 ounces to 110,400 ounces, due to an increase in head grade from 2.97 grams per tonne in the June quarter to 3.10 grams per tonne in the
September quarter. Production from the heap leach facility at 7,500 ounces was 4 per cent lower than the June quarter, due to
maintenance of the secondary crusher.
Operating costs, including gold-in-process movements, decreased from A$89 million (R597 million) in the June quarter to A$84 million
(R552 million) in the September quarter. The decrease in costs was primarily due to a gold-in-process credit associated with higher gold inventory at the end of the quarter. Total cash cost decreased from
A$780 per ounce (US$692 per ounce) to A$744 per ounce (US$666 per ounce) as a result of the lower cost.
Operating profit increased from A$70 million (R470 million) to A$77 million (R504 million), due to the lower costs.
Capital expenditure decreased from A$35 million (R232 million) to
A$31 million (R203 million). Capital expenditure at Athena

9 I GOLD FIELDS RESULTS
decreased from A$13 million in the June quarter to A$10 million in the September quarter due to a decrease in capital development in line with the planned build-up. This project is expected to have first stope ore produced in December 2010, on schedule, with full
production at this new mine in the third quarter of calendar 2011.
Notional cash expenditure decreased from A$1,106 per ounce
(US$981 per ounce) in the June quarter to A$1,061 per ounce
(US$950 per ounce) in the September quarter, mainly due to lower capital expenditure.
Agnew
September
2010
June
2010
Gold produced - 000’oz
35.3
31.7
Yield                                   - g/t
5.3
5.4
Total cash cost - A$/oz
706
838
- US$/oz
632
743
Notional cash expenditure - A$/oz
1,065
1,632
- US$/oz
954
1,447
NCE margin
- %
22
(22)
Gold production increased from 31,700 ounces in the June quarter to 35,300 ounces in the September quarter. This increase was due to the implementation of the revised mine plan at Kim which has alleviated previous access restrictions and increased stope
availability towards the latter half of the quarter. Stope availability improved as rehabilitation of areas characterised by poor ground conditions was systematically completed following stope failures towards the end of the previous quarter.
Ore mined from underground increased from 134,000 tonnes at a head grade of 6.6 grams per tonne in the June quarter to 145,000 tonnes at a head grade of 8.8 grams per tonne in the September quarter. The grade increase was due to renewed access to the high grade southern areas of the Kim South ore body. Tonnes
processed increased from 184,000 tonnes in the June quarter to
209,000 tonnes in the September quarter, with a marginal decrease in yield from 5.4 grams per tonne to 5.3 grams per tonne. Due to underground ore not being sufficient to fill the total mill capacity, the resultant spare processing capacity was used to treat 64,000 tonnes of lower grade material from surface stockpiles.
Operating costs, including gold-in-process movements, decreased from A$27 million (R182 million) in the June quarter to A$25 million
(R164 million) in the September quarter, which included A$2 million credit to costs attributable to a build-up of gold inventory. Total cash cost per ounce decreased from A$838 per ounce (US$743 per
ounce) to A$706 per ounce (US$632 per ounce) due to the
increased production.
Operating profit increased from A$15 million (R101 million) in the
June quarter to A$23 million (R153 million) in the September quarter. This was mainly due to the increased production.
Capital expenditure decreased from A$26 million (R176 million) in the June quarter to A$11 million (R73 million) in the September quarter. The acquisition of mining fleet to commence owner mining accounted for A$13 million of the capital expenditure for the June quarter.
Notional cash expenditure decreased from A$1,632 per ounce
(US$1,447 per ounce) in the June quarter to A$1,065 per ounce
(US$954 per ounce) in the September quarter due to the decrease in capital expenditure and increased production.
Quarter ended 30 September 2010 compared
with quarter ended 30 September 2009
Group attributable gold production increased marginally from
906,000 ounces for the quarter ended September 2009 to 908,000 ounces for the quarter ended September 2010.
At the South African operations gold production decreased from
527,000 ounces to 497,000 ounces. Driefontein’s gold production increased by 2 per cent from 189,500 ounces to 193,500 ounces due to an increase in volumes mined. At Kloof, gold production decreased by 20 per cent from 161,500 ounces to 129,900 ounces mainly due to lower volumes and a lower Mine Call Factor. At
Beatrix, gold production decreased by 7 per cent from 110,500 ounces to 102,900 ounces due to lower mining volumes. South
Deep’s gold production increased by 8 per cent from 65,300 ounces to 70,700 ounces in line with the build-up to plan.
At the West African operations total managed gold production increased from 226,500 ounces for the quarter ended September
2009 to 242,000 ounces for the quarter ended September 2010. At
Damang, gold production increased by 10 per cent from 51,400 ounces to 56,500 ounces mainly due to the re-build of the primary crusher in September 2009. Tarkwa’s production increased by 6 per cent from 175,100 ounces to 185,500 ounces mainly due to an increase in CIL throughput.
In South America, gold equivalent production at Cerro Corona increased from 88,500 ounces in the September 2009 quarter to
105,800 ounces in the September 2010 quarter due to increased concentrate production and higher copper prices relative to gold prices received in the September 2010 quarter.
At the Australasian operations, gold production increased by 5 per cent from 146,200 ounces in the September 2009 quarter to
153,200 ounces in the September 2010 quarter. St Ives increased by 18 per cent from 100,300 ounces to 117,900 ounces mainly due to increased tonnes processed at a higher head grade. Production at Agnew decreased by 23 per cent from 45,900 ounces to 35,300 ounces, mainly due to the limited stope availability at Kim South.
Revenue increased by 22 per cent from R7,416 million (US$948 million) to R9,053 million (US$1,230 million). The 20 per cent higher average gold price at R289,329 per kilogram (US$1,223 per ounce)
compares with R241,164 per kilogram (US$959 per ounce)
achieved for the quarter ended September 2009. The Rand
strengthened from US$1 = R7.82 to US$1 = R7.36 or 6 per cent, while the Rand/Australian dollar weakened by 2 per cent from A$1 =
R6.49 to R6.59.
Operating costs, including gold-in-process movements, increased from R4,629 million (US$592 million) to R5,132 million (US$697 million). The increase in costs was mainly due to annual wage increases at all the operations, an increase in electricity costs at the
South African and Ghanaian operations due to tariff increases and the increase in processing the South heap leach at Tarkwa. At
Cerro Corona, the increase in costs was due to the production build-
up and increased statutory workers participation in profit because of the increase in earnings. Total cash cost for the Group increased from R147,343 per kilogram (US$586 per ounce) to R164,898 per kilogram (US$697 per ounce) due to the increase in costs and the introduction of royalties in South Africa together with an increase in the royalty charge in Ghana from 3 to 5 per cent of revenue.
At the South African operations operating costs increased by 12 per cent from R2,768 million (US$354 million) for the September 2009 quarter to R3,075 million (US$418 million) for the September 2010 quarter. This was due to above inflation annual wage increases, a
25 per cent increase in electricity costs and normal inflationary increases in stores and contractors, partially offset by the cost saving initiatives implemented during the year. Total cash cost at the South African operations increased from R162,553 per kilogram

GOLD FIELDS RESULTS I 10
to R195,627 per kilogram as a result of the increase in costs, the introduction of the royalty and the 6 per cent lower production.
At the West African operations, operating costs including gold-in-
process movements increased from US$115 million to US$143
million. This was mainly due to the increase in production and the increase in power costs. At the South American operation,
operating costs at Cerro Corona increased from US$31 million in the
September 2009 quarter to US$39 million in the September 2010 quarter in line with increased production and increased statutory workers participation.
At the Australasian operations operating costs including gold-in-
process movements were similar at A$109 million.
Operating profit increased from R2,787 million (US$356 million) to
R3,921 million (US$533 million).
The exceptional loss in the September 2010 quarter of R138 million
(US$19 million) compared with a gain of R667 million (US$85
million) in the September 2009 quarter. The loss in the September
2010 quarter was as a result of voluntary separation packages of
R118 million (US$16 million) and costs incurred of R20 million
(US$3 million) on business process re-engineering at the South
African, Ghanaian and Australian operations.. The gain in the
September 2009 quarter was mainly as a result of a R447 million
(US$57 million) profit on the sale of our stake in Sino Gold, a R282 million (US$37 million) profit on the sale of our Eldorado shares, partially offset by a R57 million (US$7 million) impairment of sundry offshore exploration investments.
After accounting for the sundry items and taxation, net earnings amounted to R701 million (US$95 million), compared with R1,007 million (US$129 million) for the quarter ended September 2009.
Earnings excluding exceptional items, gains and losses on foreign exchange, financial instruments and losses of associates after taxation amounted to R1,016 million (US$138 million) for the quarter ended September 2010 compared with R625 million (US$80 million)
for the quarter ended September 2009.
Post quarter-end developments
Business process re-engineering
Kloof and Driefontein
Earlier in the year, Business process re-engineering (BPR)
initiatives commenced at Driefontein, Kloof and Beatrix in South
Africa, Tarkwa in Ghana and St Ives in Australia. The BPR involves a review of the mines’ underlying organisational structures as well as the operational production processes from the stope to the mill.
The objective is to introduce a new business blueprint, together with an appropriate organisational structure, which will support
sustainable gold output at a NCE margin of 20 per cent over the next 12 to 18 months.

As a first step in the review of the operations in the South Africa region we have implemented restructuring at Driefontein and Kloof, whose senior management structures have been merged in an
effort to improve operational and financial efficiencies and ensure long-term sustainability.

The details of the new Kloof/Driefontein complex restructuring include:
·     The Kloof and Driefontein executive offices and the regional office will be combined into a new management team with the
primary role of servicing the new Kloof/Driefontein complex, but which also has governance oversight across the South Africa
region. The team will be based at the combined mine complex
and the regional office at Constantia will be closed by early
December.
·    Kloof and Driefontein shafts and plants have been clustered into six operating units each with its own Senior Manager
responsible for safe production as well as ensuring an
appropriate cost and manpower base for each operating unit.
This will reduce the layers of management and increase the
span of control. The new operating units are:
o
Driefontein 1 and 5 shafts
o
Driefontein 2 and 4 shafts
o
Driefontein 6, 7, 8 and 10 shafts
o
Kloof 3 and 4 shafts
o
Kloof Main, 7, 8 and 10 shafts,
o
Reef and waste plants.
One of the key benefits of the new structure is that accountability, responsibility and line of sight is devolved to a lower level.

·     The operating units will be supported by site operations that provide common services across the units.
·     In addition, a strategic management office has been established and will identify and implement cost reductions and revenue
enhancing opportunities. The aim is to reduce the rate of cost increases and improve the NCE margin.
·     Financial reporting of the new Kloof/Driefontein complex will commence in the quarter ending December 2010.
The South Africa region will now consist of three operations, namely the Kloof/Driefontein complex, Beatrix and South Deep. The
organisational design of Beatrix, because of its geographic location, and South Deep, because of its mechanised mining method are
being reviewed in order to ensure that they are fit for purpose in the new structure.

We have, over the last two years, conducted extensive preparatory work in order to improve and sustain the South Africa region. The introduction of NCE served as the starting point followed by an overview of the region’s safety procedures and infrastructure, both of which have resulted in safer and more sustainable operations.
The restructuring of Kloof and Driefontein is a natural progression to ensuring the sustainability of the region and we are confident that this structure is the most optimal. With quality ore bodies, existing infrastructure and good people, the South Africa region has been and will continue to be the bedrock of Gold Fields.
Tarkwa
Re-engineering is focused on cost reductions from improved
contractor management and improved consumable usage.
Initiatives include owner maintenance to complement the savings and productivity improvements already achieved since the move to owner mining.
St Ives
Re-engineering is focused on productivity improvements and cost reductions across all areas. This programme will continue during
2011.
Exploration and corporate development
Exploration and corporate development
Exploration activity during the September quarter focused on four advanced drilling and three initial drilling projects in Peru, Mali,
Canada, Finland, Kyrgyzstan, Australia and the Philippines, as well as near mine exploration at St Ives, Agnew and Damang. Target generation work continued on five other greenfields exploration projects, where initial drilling is expected to commence in the
December quarter. In addition, Gold Fields signed option
agreements in September 2010 to acquire a total of 60 per cent interest in the undeveloped gold-copper Far Southeast deposit in the Philippines during the next 18 months.
Advanced drilling projects
At the Chucapaca project in Peru (Gold Fields 51 per cent), drilling re-commenced in July 2010 with six drills currently on site. Two

11 I GOLD FIELDS RESULTS
more rigs are expected to be added in the December quarter to accelerate completion of the drilling required for the pre-feasibility study (“PFS”) which is to be completed during the September 2011 quarter. Other elements of the PFS, including metallurgical, hydrogeology, geotechnical and waste rock characterisation studies, are underway. This study is planned to be completed in parallel with the resource delineation drilling.
At the Yanfolila project in southern Mali (Gold Fields 95 per cent), drilling has been limited during the rainy season but is planned to ramp up to five rigs in the December quarter. Assay results from the previously completed resource definition drilling at Komana East and West continue to show encouraging gold grades. Positive
assay results have also been returned from initial drilling at the
Gonka, Sanioumale and the Badogo-Malikila satellite targets
located to the south and southeast of Komana and follow-up drilling programmes are planned for these areas. Preliminary metallurgical tests on core samples of the transitional and sulphide mineralisation from Komana East indicate that direct cyanidation can achieve acceptable recoveries with low cyanide consumption. Samples of the oxide mineralisation have yet to be tested, however, recovery issues are not expected.
At the Talas project in Kyrgyzstan (Gold Fields 60 per cent), the mineral resource estimate was finalised. Field activities have been suspended until uncertainty surrounding the election of a new parliament is resolved.
At the Arctic Platinum project in Finland (Gold Fields 100 per cent), bench-scale flotation and hydrometallurgical testing is ongoing. A drilling programme to obtain sufficient material for pilot plant-scale tests is in the planning stage and will commence in the December quarter. The pilot plant test work will take up to nine months to complete after delivery of the samples. Potential flowsheet and design updates will be made once the pilot plant testing has been completed. Environmental baseline studies are in progress over the
Suhanko and Suhanko extension areas.
Initial drilling projects
At the East Lachlan joint ventures in New South Wales, Australia, where Gold Fields has earned into an 80 per cent interest in two porphyry Au-Cu project areas (Wellington North and Cowal East)
and is earning into 80 per cent on another two projects (including the Myall joint venture) with Clancy Exploration Ltd (ASX: ”CLY”), rains in August 2010 forced the suspension of fieldwork. Drilling will continue in the December quarter. Encouraging assay results from previous drilling at the Myall joint venture have returned additional wide but relatively low grade copper intersections. Analysis of the drilling results has identified a compelling Cu-Au target immediately
North West of these intercepts.
At the Batangas joint ventures in the Philippines, where Gold Fields can earn up to a 75 per cent interest in three joint ventures with
Mindoro Resources Ltd. (TSX.V: “MIO”), two diamond holes tested the Ulupong epithermal Au-Cu target with indifferent results; leading to a downgrading of this target. Reconnaissance geological
mapping at the El Paso project has identified a new porphyry target with malachite-azurite staining along fractures and chalcopyrite-
covellite-bornite disseminations.
Drilling resumed with two diamond drills in early July 2010 at the
Woodjam project in British Columbia, Canada, where Gold Fields can earn up to a 70 per cent interest in two separate joint ventures with the Woodjam Partners (Fjordland Exploration Inc. (TSX.V:
“FEX”) and Cariboo Rose Resources (TSX.V: “CRB”)). During the
quarter, drilling has focused on the Southeast, Takom, Deerhorn and Corner Lake porphyry Cu-Au target areas. Step-out drilling is currently in progress to find the limits of mineralisation on the northwest side of the Southeast Zone and the south side of the
Deerhorn target. Drilling is also planned to test geophysical targets to the east of the Megabucks zone.
Near mine exploration
St Ives
Assay results from the initial Athena underground infill drilling returned positive results during July 2010. The first level of development was completed during August 2010 with positive
reconciliation to the model. This, coupled with the recent drilling results, provides confidence for the near term development of this new mine. Infill drilling at Hamlet to upgrade the Inferred Resource to Indicated status was completed during October 2010. Results from the deep drilling at Yorrick are demonstrating additional high grade shoots about 100 metres deeper than previously defined.
Agnew
Directional drilling of Main Lode North was completed on the
9750mRL level. Assay results indicate variable but generally moderate grades and wide widths of mineralisation, which suggest that Main Lode North may be amenable to a bulk mining method
(e.g. sub-level caving) or a combination of bulk and selective mining methods. A study is planned to evaluate the optimum mining
method to extract this resource.
Damang
Drilling of the Damang Deeps phase 1 extensional target completed two holes, with both intersecting the full suite of favourable lithologies. Typical Damang-style hydrothermal mineralisation was intersected in the dolerite units. Assays for this drilling are still pending. Infill drilling continued at Juno, Rex and Greater Amoanda with positive results being returned from Juno during September
2010. At the Amoanda North extension, scout drilling intersected the north plunging extension of the ore body adding a further 120 metre of strike to the north of the modeled resource. Initial assays received are positive.
Cerro Corona
There has been no activity on the Consolidada de Hualgayoc joint venture (50 per cent Gold Fields) since exploration was suspended in 2009 due to community issues. A follow-up drilling programme is being designed for the newly acquired Sylvita Concession to the immediate north of the Cerro Corona pit.
Corporate
Moody’s assigns investment grade credit rating
Moody’s Investor Services (“Moody’s”) assigned Gold Fields a first-
time ‘Baa3’ senior unsecured issuer rating on 17 September 2010.
This investment grade rating comes with a stable outlook.
Moody’s said that the rating reflected Gold Fields’ position as the world’s fourth-largest gold producer as well as the Group’s very sizeable reserve base and industry-leading reserve life in excess of
20 years. The stable outlook was based on the expectation that
Gold Fields would maintain healthy operating margins and a
conservative financial profile.
In addition, Standard & Poor’s Rating Services (S&P) has
maintained an investment grade rating on Gold Fields of ‘BBB-’ with a stable outlook, since March 2009.
Option agreement in Philippines
On 20 September 2010 Gold Fields announced that it has entered into option agreements with Lepanto Consolidated Mining Company
(Lepanto), a company listed in the Philippines, and Liberty Express
Assets (Liberty), a private holding company, to acquire a 60 per cent interest in the undeveloped gold-copper Far Southeast (FSE)
deposit in the Philippines.

GOLD FIELDS RESULTS I 12
The agreements provide Gold Fields with an 18 month option on
FSE, during which time a major drilling programme will be
conducted as part of a feasibility study on FSE. Gold Fields was required to pay US$10 million in option fees to Lepanto and US$44 million as a non-refundable down-payment to Liberty upon signing of the option agreements, which payments have been made since the closure of this reporting period. Should Gold Fields, after a 12-
month period, decide to proceed with the option, a further non-
refundable down-payment of US$66 million will be payable to
Liberty, with the final payment of US$220 million payable on 20
March 2012 should Gold Fields exercise the option. The total pre-
agreed acquisition price for a 60 per cent interest in FSE is US$340 million inclusive of all of the above down-payments and the option fee.
Debut US$1 billion bond closure
A 10-year US$1 billion bond offer to international investors was successfully completed on 7 October 2010. This transaction was executed on 30 September 2010, where the final order book was more than two times oversubscribed from high quality accounts.
The final coupon of 4.875 per cent per annum is the lowest US$ rate achieved by a South African corporate in the international US dollar bond market.
Paul Schmidt, Chief Financial Officer, said: “The 10 year tenor of this bond will fit nicely with our long term quality assets without increasing the Group’s debt position. We will have more than
US$1.3 billion of committed bank facilities available after the net proceeds of the bond have been used to refinance some bank
facilities and commercial paper notes in issue. The bond
significantly strengthens our liquidity and debt maturity profile”.
New housing complex
On 1 October 2010 a new employee housing project was opened in the Glenharvie community near Kloof as part of Gold Fields’ R550 million, five year housing programme of which R280 million has been spent to date. The new Grootkloof complex, representing an investment of R25 million, will offer housing accommodation to an additional 100 Kloof employees and their families.
The complex is an integral part of our continuing programme to renovate housing, construct new family homes and upgrade and de-
densify our high-density accommodation. Significant progress has been made in this regard. At present, room density in the hostels is just over two per room, from eight per room in 2006. Around 21,000 employees are accommodated by Gold Fields in high-density
accommodation. The Employee Housing programme is part of Gold
Fields’ total wellbeing programme called “24 Hours in the Life of a
Gold Fields Employee”. This programme is designed to improve every facet of the health and well-being of employees, and
addresses the key issues of safe production, healthcare, nutrition, accommodation, sport and recreation as well as education and training.
South Deep new order mining right executed
On 5 August 2010 Gold Fields announced that the Department of
Mineral Resources (DMR) of South Africa had executed the new order mining right for South Deep.
BEE transaction approved
The terms of three empowerment transactions have been finalised and will enable us to achieve our 2014 Black Economic
Empowerment (BEE) ownership targets. These deals include an
Employee Share Option plan for 10.75 per cent of GFIMSA, a
broad-based BEE transaction for 10 per cent of South Deep and a broad-based BEE transaction for 1 per cent of GFIMSA, excluding
South Deep. The BEE circular has been posted to shareholders and is also available on the company’s website.
Changes in leadership
After more than 25 years of outstanding service to Gold Fields,
Vishnu Pillay, Executive Vice President and Head of the South
Africa region, announced his retirement from Gold Fields at the beginning of October. He will leave the company by the end of
December 2010. Vishnu has been a key architect of the significant improvement in safety in South Africa over the past few years, as well as the restructuring of the region.
Tim Roland, Vice President Technical - South Africa, is currently acting as Executive Vice President and Head of the South Africa
region.
Outlook
The guidance for the year ended 30 June 2011, is maintained with attributable equivalent gold production estimated at between 3.5 million ounces and 3.8 million ounces. Total cash cost is estimated at between US$650 per ounce (R157,000 per kilogram) and
US$690 per ounce (R166,000 per kilogram). Notional cash
expenditure (NCE) per ounce/kilogram, defined as operating costs plus capital expenditure divided by gold production, is estimated at between US$925 per ounce (R223,000 per kilogram) and US$975
per ounce (R235,000 per kilogram). This estimate is based on an exchange rate of R/US$7.50 and US$/A$0.88. The above is subject to the forward looking statement on page 1 and 27. The estimated financial information has not been reviewed and reported on by the
Gold Fields’ auditors in accordance with Section 8.40 (a) of the
Listing Requirements of the JSE Limited.
Change in year-end
Gold Fields is in the process of changing its financial year-end from
June to December to align the Group reporting with peers in the gold mining industry. This will result in a six month reporting period ending 31 December 2010, followed by the new financial year
ending 31 December 2011.
Basis of accounting
The condensed consolidated preliminary financial information is prepared in accordance with IAS 34 Interim Financial Reporting.
The accounting policies and disclosure requirements used in the preparation of this report are consistent with those applied in the previous financial year except for the adoption of applicable revised and/or new standards issued by the International Accounting
Standards Board.
N.J. Holland
Chief Executive Officer
4 November 2010

13 I GOLD FIELDS RESULTS
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
SOUTH AFRICAN RAND
September
2010
June
2010
September
2009
Revenue
9,052.8
8,802.7              7,415.8
Operating costs, net
(5,132.0)
(5,064.7)            (4,628.6)
- Operating costs
(5,173.4)
(5,102.5)            (4,644.1)
- Gold inventory change
41.4
37.8                   15.5
Operating profit
3,920.8
3,738.0              2,787.2
Amortisation and depreciation
(1,442.5)
(1,368.2)            (1,173.8)
Net operating profit
2,478.3
2,369.8              1,613.4
Net interest paid
(69.6)
(33.4)                 (49.2)
Share of (loss)/gain of associates after taxation
(217.6)
86.2 (15.8)
(Loss)/gain on foreign exchange
(11.1)
6.0 (62.7)
(Loss)/gain on financial instruments
(2.6)
19.1                (131.8)
Share-based payments
(119.0)
(46.1)                (120.1)
Other
(23.7)
(119.9)                   (5.4)
Exploration
(123.5)
(185.5)                (132.8)
Profit before taxation and exceptional items
1,911.2
2,096.2               1,095.6
Exceptional (loss)/gain
(138.3)
(144.1)                  666.8
Profit before taxation
1,772.9
1,952.1               1,762.4
Mining and income taxation
(849.0)
(864.5)                (638.1)
- Normal taxation
(459.2)
(339.6)                (332.5)
- Royalties
(217.5)
(220.8)                  (97.5)
- Deferred taxation
(172.3)
(304.1) (208.1)
Net profit
923.9
1,087.6 1,124.3
Attributable to:
- Owners of the parent
700.9
899.9               1,007.2
- Non-controlling interest
223.0
187.7                  117.1
Exceptional items:
Profit on sale of investments
1.0
63.8                  728.7
Profit on sale of assets
2.7
0.5                     1.0
Restructuring costs
(142.0)
(11.8) (5.8)
Impairment of investments
-
(196.6) (57.1)
Total exceptional items
(138.3)
(144.1) 666.8
Taxation
50.0
(7.0) (114.6)
Net exceptional items after taxation and non-controlling interest
(88.3)
(151.1) 552.2
Net earnings
700.9
899.9               1,007.2
Net earnings per share (cents)
99
128 143
Diluted earnings per share (cents)
98
125
141
Headline earnings
698.5
1,039.1 451.6
Headline earnings per share (cents)
99
147                      64
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of gain/(loss) of associates after taxation
1,016.3
945.4 624.8
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of gain/(loss) of associates after taxation (cents)
144
134                      89
Gold sold – managed kg
31,289
30,623 30,750
Gold price received R/kg
289,329
287,454 241,164
Total cash cost R/kg
164,898
166,215               147,343

Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
SOUTH AFRICAN RAND
September
2010
June
2010
September
2009
Net profit for the quarter
923.9
1,087.6              1,124.3
Other comprehensive (expenses)/income, net of tax
(620.0)
170.4                (953.2)
Marked to market valuation of listed investments
41.8
19.4                (197.3)
Currency translation adjustments and other
(671.4)
155.8                (846.2)
Share of equity investee’s other comprehensive income
7.0
(2.4) 11.7
Deferred taxation on marked to market valuation of listed investments
2.6
(2.4) 78.6
Total comprehensive income for the quarter
303.9
1,258.0                 171.1
Attributable to:
- Owners of the parent
82.5
1,066.1                   78.7
- Non-controlling interest
221.4
191.9 92.4
303.9
1,258.0                  171.1

GOLD FIELDS RESULTS I 14
Income statement
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
UNITED STATES DOLLARS
September
2010
June
2010
September
2009
Revenue
1,230.0
1,169.2                 948.3
Operating costs, net
(697.3)
(673.1)               (591.9)
- Operating costs
(702.9)
(678.1)               (593.9)
- Gold inventory change
5.6
5.0                     2.0
Operating profit
532.7
496.1                 356.4
Amortisation and depreciation
(196.0)
(181.7)                (150.1)
Net operating profit
336.7
314.4                  206.3
Net interest paid
(9.5)
(4.4)                   (6.3)
Share of (loss)/gain of associates after taxation
(29.6)
11.4                   (2.0)
(Loss)/gain on foreign exchange
(1.5)
0.8                   (8.0)
(Loss)/gain on financial instruments
(0.4)
2.4                  (16.9)
Share-based payments
(16.2)
(6.3)                  (15.4)
Other
(3.1)
(15.9)                    (0.7)
Exploration
(16.7)
(24.7)                  (17.0)
Profit before taxation and exceptional items
259.7
277.7                  140.0
Exceptional (loss)/gain
(18.8)
(18.6)                    85.3
Profit before taxation
240.9
259.1                  225.3
Mining and income taxation
(115.4)
(114.7)                  (81.6)
- Normal taxation
(62.4)
(45.1)                  (42.5)
- Royalties
(29.6)
(29.2)                  (12.5)
- Deferred taxation
(23.4)
(40.4)                  (26.6)
Net profit
125.5
144.4                  143.7
Attributable to:
- Owners of the parents
95.2
119.5                  128.7
- Non-controlling interest
30.3
24.9                    15.0
Exceptional items:
Profit on sale of investments
0.1
8.8                    93.2
Profit on sale of assets
0.4
-                      0.1
Restructuring costs
(19.3)
(1.6)                    (0.7)
Gain on financial instrument
-
0.1                         -
Impairment of investments
-
(25.9)                    (7.3)
Total exceptional items
(18.8)
(18.6)                    85.3
Taxation
6.8
(1.0)                  (14.7)
Net exceptional items after taxation and non-controlling interest
(12.0)
(19.6)                    70.6
Net earnings
95.2
119.5                   128.7
Net earnings per share (cents)
13
17                       18
Diluted earnings per share (cents)
13
17                       18
Headline earnings
94.8
137.8                    57.7
Headline earnings per share (cents)
13
20                        8
Net earnings excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of gain/(loss) of associates after taxation
138.1
125.4                    79.9
Net earnings per share excluding gains and losses on foreign exchange, financial instruments, exceptional items and share of gain/(loss) of associates after taxation (cents)
20
18                       11
South African rand/United States dollar conversion rate
7.36
7.51                    7.82
South African rand/Australian dollar conversion rate
6.59
6.66                    6.49
Gold sold – managed oz (000)
1,006
985                     989
Gold price received US$/oz
1,223
1,191                     959
Total cash cost US$/oz
697
688                     586
Statement of comprehensive income
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
UNITED STATES DOLLARS
September
2010
June
2010
September
2009
Net profit for the quarter
125.5
144.4                 143.7
Other comprehensive income/(expenses), net of tax
376.8
(154.0)                 372.8
Marked to market valuation of listed investments
5.7
2.5                 (25.3)
Currency translation adjustments and other
369.7
(155.9)                 386.5
Share of equity investee’s other comprehensive income
1.0
(0.3)                    1.5
Deferred taxation on marked to market valuation of listed investments
0.4
(0.3)                   10.1
Total comprehensive income/(loss) for the quarter
502.3
(9.6)                 516.5
Attributable to:
- Owners of the parent
442.4
(23.5)                 474.8
- Non-controlling interest
59.9
13.9                   41.7
502.3
(9.6)                 516.5

15 I GOLD FIELDS RESULTS
Reconciliation of headline earnings with net earnings
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
September
2010
June
2010
September
2010
June
2010
Net earnings
700.9
899.9
95.2
119.5
Profit on sale of investments
(1.0)
(63.8)
(0.1)
(8.8)
Taxation effect on sale of investments
0.3
6.9
-
1.2
Profit on sale of assets
(2.7)
(0.5)
(0.4)
-
Taxation effect on sale of assets
1.0
-
0.1
-
Impairment of investments
-
196.6
-
25.9
Headline earnings
698.5
1,039.1
94.8
137.8
Headline earnings per share – cents
99
147
13
20
Based on headline earnings as given above divided by 706,090,891 (June 2010 –
705,826,038) being the weighted average number of ordinary shares in issue.
Statement of financial position
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
UNITED STATES DOLLARS
September
2010
June
2010
September
2010
June
2010
Property, plant and equipment
52,741.2
52,813.4
7,502.3
6,976.7
Goodwill
4,458.9
4,458.9
634.3
589.0
Non-current assets
1,028.9
1,012.5
146.4
133.8
Investments
885.4
1,035.9
125.9
136.8
Current assets
10,073.6
9,019.5
1,432.9
1,191.5
- Other current assets
5,760.4
5,229.0
819.4
690.8
- Cash and deposits
4,313.2
3,790.5
613.5
500.7
Total assets
69,188.0
68,340.2
9,841.8
9,027.8
Shareholders’ equity
45,393.2
45,448.9
6,457.0
6,003.8
Deferred taxation
7,214.6
7,142.7
1,026.3
943.6
Long-term loans
4,639.8
3,255.1
660.0
430.0
Environmental rehabilitation provisions
2,305.5
2,295.5
328.0
303.2
Post-retirement health care provisions
22.1
22.1
3.1
2.9
Current liabilities
9,612.8
10,175.9
1,367.4
1,344.3
- Other current liabilities
4,863.3
4,943.9
691.8
653.2
- Current portion of long-term loans
4,749.5
5,232.0
675.6
691.1
Total equity and liabilities
69,188.0
68,340.2
9,841.8
9,027.8
South African rand/US dollar conversion rate
7.03
7.57
South African rand/Australian dollar conversion rate
6.71
6.57

Net debt
5,076.1
4,696.6
722.1
620.4
Hedging / Derivatives
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:
· to protect cash flows at times of significant expenditure;
· for specific debt servicing requirements; and
· to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
South Africa forward cover contracts*
South African rand forward cover contracts were taken out to cover commitments of the South African operations in various currencies.
Outstanding at the end of September 2010 were the following contracts:
· US$/ZAR – US$3 million in total, with a negative marked to market value of US$0.2 million
· A$/ZAR – A$4 million in total, with a negative marked to market value of US$0.1 million
* Do not qualify for hedge accounting and will be accounted for as derivative financial instruments in the income statement.

GOLD FIELDS RESULTS I 16
Condensed statement of changes in equity
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
SOUTH AFRICAN RAND
SEPTEMBER 2010 QUARTER
Share capital
and premium
Other
reserves
Retained
earnings
Non-
controlling
interest
Total
equity
Balance as at 30 June 2010
31,522.4
(1,470.0)
12,590.5
2,806.0
45,448.9
Total comprehensive (expenses)/income - (618.4) 700.9 221.4
303.9
Profit for the quarter - - 700.9 223.0
923.9
Other comprehensive expenses - (618.4) - (1.6)
(620.0)
Dividends paid - - (494.4) -
(494.4)
Share-based payments - 119.0 - -
119.0
Exercise of employee share options 15.8 - - -
15.8
Balance as at 30 September 2010
31,538.2
(1,969.4)
12,797.0
3,027.4
45,393.2
UNITED STATES DOLLARS
SEPTEMBER 2010 QUARTER
Share capital
and premium
Other
reserves
Retained
earnings
Non-
controlling
interest
Total
equity
Balance as at 30 June 2010
4,597.3
(682.9)
1,718.7
370.7
6,003.8
Total comprehensive income -
347.2                    95.2                   59.9
502.3
Profit for the quarter - - 95.2 30.3
125.5
Other comprehensive income - 347.2 - 29.6
376.8
Dividends paid - - (67.4) -
(67.4)
Share-based payments -
16.2                        -                         -
16.2
Exercise of employee share options 2.1 - - -
2.1
Balance as at 30 September 2010
4,599.4
(319.5)
1,746.5
430.6
6,457.0

SOUTH AFRICAN RAND
SEPTEMBER 2009 QUARTER
Share capital
and premium
Other
reserves
Retained
earnings
Non-
controlling
interest
Total
equity
Balance as at 30 June 2009
31,465.6
(1,135.7)
9,876.2
2,463.3
42,669.4
Total comprehensive (expenses)/income - (928.5) 1,007.2 92.4
171.1
Profit for the quarter - - 1,007.2 117.1
1,124.3
Other comprehensive expenses - (928.5) - (24.7)
(953.2)
Dividends paid - - (564.1) -
(564.1)
Share-based payments - 120.1 - -
120.1
Transactions with minority interest - - - 56.3
56.3
Exercise of employee share options 13.2 - - -
13.2
Balance as at 30 September 2009
31,478.8
(1,944.1)
10,319.3
2,612.0
42,466.0
UNITED STATES DOLLARS
SEPTEMBER 2009 QUARTER
Share capital
and premium
Other
reserves
Retained
earnings
Non-
controlling
interest
Total
equity
Balance as at 30 June 2009
4,589.9
(959.2)
1,357.7
305.6
5,294.0
Total comprehensive income - 346.1 128.7 41.7
516.5
Profit for the quarter - - 128.7 15.0
143.7
Other comprehensive income - 346.1 - 26.7
372.8
Dividends paid - - (72.6) -
(72.6)
Share-based payments - 15.4 - -
15.4
Transactions with minority interest - - - 7.1
7.1
Exercise of employee share options 1.7 - - -
1.7
Balance as at 30 September 2009
4,591.6
(597.7)
1,413.8
354.4
5,762.1

17 I GOLD FIELDS RESULTS
Statement of cash flows
International Financial Reporting Standards Basis
Figures are in millions unless otherwise stated
Quarter
SOUTH AFRICAN RAND
September
2010
June
2010
September
2009
Cash flows from operating activities
2,250.7
3,649.7              1,263.0
Profit before tax and exceptional items
1,911.2
2,096.2              1,095.6
Exceptional items
(138.3)
(144.1)                 666.8
Amortisation and depreciation
1,442.5
1,368.2              1,173.8
Change in working capital
(753.2)
767.0               (506.6)
Taxation paid
(623.3)
(545.5)               (704.6)
Other non-cash items
411.8
107.9               (462.0)
Dividends paid
(494.4)
(175.2)               (564.1)
Ordinary shareholders
(494.4)
-               (564.1)
Non-controlling interest holders
-
(175.2)
-
Cash flows from investing activities
(2,228.0)
(1,890.2)            (1,781.9)
Capital expenditure – additions
(2,225.4)
(2,156.9)            (1,746.3)
Capital expenditure – proceeds on disposal
28.7
2.4                    3.0
Purchase of subsidiaries
-
-               (301.1)
Royalty termination
-
-            (1,998.9)
Purchase of investments
(22.5)
(3.6)                    3.8
Proceeds on the disposal of investments
1.0
339.8              2,266.3
Environmental and post-retirement health care payments
(9.8)
(71.9)                  (8.7)
Cash flows from financing activities
1,188.8
(665.9)                 644.0
Loans received
4,013.1
2,444.1              3,369.4
Loans repaid
(2,840.1)
(3,001.0)            (2,738.6)
Non-controlling interest holders loans repaid
-
(116.4) -
Shares issued
15.8
7.4                   13.2
Net cash inflow/(outflow)
717.1
918.4               (439.0)
Translation adjustment
(194.4)
47.2                 (87.1)
Cash at beginning of period
3,790.5
2,824.9               2,803.9
Cash at end of period
4,313.2
3,790.5               2,277.8
*Cash flow before financing activities and dividend payments
22.7
1,759.5
(518.9)

Quarter
UNITED STATES DOLLARS
September
2010
June
2010
September
2009
Cash flows from operating activities
308.0
482.1                 165.3
Profit before tax and exceptional items
259.7
277.7                 140.0
Exceptional items
(18.8)
(18.6)                   85.3
Amortisation and depreciation
196.0
181.7                 150.1
Change in working capital
(102.3)
100.9                 (64.8)
Taxation paid
(82.6)
(73.6)                 (86.2)
Other non-cash items
56.0
14.0                 (59.1)
Dividends paid
(67.4)
(23.1)                 (72.6)
Ordinary shareholders
(67.4)
-                 (72.6)
Non-controlling interest holders
-
(23.1)                        -
Cash flows from investing activities
(302.8)
(239.7)                (219.0)
Capital expenditure – additions
(302.4)
(286.5)                (223.3)
Capital expenditure – proceeds on disposal
3.9
0.3                     0.4
Purchase of subsidiaries
-
-                  (37.7)
Royalty termination
-
-                (257.1)
Purchase of investments
(3.1)
(0.4)                     0.5
Proceeds on the disposal of investments
0.1
56.4                  299.4
Environmental and post-retirement health care payments
(1.3)
(9.5)                   (1.2)
Cash flows from financing activities
169.4
(88.0)                    68.2
Loans received
557.4
322.9                  433.0
Loans repaid
(390.1)
(396.5)                (366.5)
Non-controlling interest holders loans repaid
-
(15.4)                         -
Shares issued
2.1
1.0                      1.7
Net cash inflow/(outflow)
107.2
131.3                 (58.1)
Translation adjustment
5.6
(14.9)                    19.3
Cash at beginning of period
500.7
384.3                  347.9
Cash at end of period
613.5
500.7                  309.1
*Cash flow before financing activities and dividend payments
5.2
242.4
(53.7)
*Cash flow before financing activities is defined as the sum of cash flows from operating activities and cash flows from investing activities.

GOLD FIELDS RESULTS I 18
Debt maturity ladder
Figures are in millions unless otherwise stated
31 Dec 2010
31 Dec 2011
31 Dec 2012
1 Jan 2013
to
31 Dec 2015
Total
Loan facilities
(including preference shares and commercial paper)
Rand million 5,415.7 739.8 1,500.0 1,500.0
9,155.5
US dollar million 10.0 540.0 40.0 560.0
1,150.0
Dollar debt translated to rand
70.3 3,796.2 281.2 3,936.8
8,084.5
Total (R’m)
5,486.0
4,536.0
1,781.2
5,436.8
17,240.0
Utilisation – Loan facilities
(including preference shares and commercial paper)
Rand million 2,993.5 1,474.8 - -
4,468.3
US dollar million 10.0 540.0 40.0 110.0
700.0
Dollar debt translated to rand 70.3 3,796.2 281.2 773.3
4,921.0
Total (R’m)
3,063.8
5,271.0
281.2
773.3
9,389.3
Long-term loans per balance sheet (R’m)
4,639.8
Current portion of long-term loans per balance sheet (R’m)
4,749.5
Total loans per balance sheet (R’m)
9,389.3
Exchange rate: US$1 = R7.03 being the closing rate at the end of the September 2010 quarter.

Pro forma debt maturity ladder reflecting US$1 billion bond issue
On 7 October 2010, Orogen Holdings (BVI) Limited, a wholly owned subsidiary of Gold Fields, issued 10 year, US$1 billion of notes (the
“Notes”) due 7 October 2020 (the “Bond”). The Notes are unsecured and unsubordinated, and are fully and unconditionally guaranteed by
Gold Fields and certain of its subsidiaries. The Notes will attract interest at a fixed rate of 4.875 per cent per annum.
The Group intends to use the net proceeds of the Bond (net of issuance costs and issue discount) to repay certain existing bank facilities and commercial paper notes in issue and for general corporate purposes. The Bond significantly strengthens the liquidity and debt maturity profile.
The table below presents the Group’s indebtedness as at 30 September 2010, adjusted to show the effect of the issue of the Bond and the application of the net proceeds thereof as discussed above, as if the Bond and repayment of indebtedness had been completed as at 30
September 2010. The debt maturity table below has been prepared for illustrative purposes only and, because of its nature, the table discloses a hypothetical situation and does not, therefore, represent the Group’s actual financial position or results.
Figures are in millions unless otherwise stated
31 Dec 2010
31 Dec 2011
31 Dec 2012
1 Jan 2013
to
31 Dec 2020
Total
Pro forma: Loan facilities
(including US$ bond, preference shares and commercial paper)
Rand million 2,123.7 739.8 1,500.0 1,500.0
5,863.5
US dollar million 10.0 540.0 40.0 1,547.0
2,137.0
Dollar debt translated to rand
70.3 3,796.2 281.2 10,875.4
15,023.1
Total (R’m)
2,194.0
4,536.0
1,781.2
12,375.4
20,886.6
Pro forma :Utilisation- Loan facilities
(including US$ bond, preference shares and commercial paper)
Rand million 304.9 739.8 - -
1,044.7
US dollar million 10.0 40.0 40.0 1,097.0
1,187.0
Dollar debt translated to rand
70.3 281.2 281.2 7,711.9
8,344.6
Total (R’m)
375.2
1,021.0
281.2
7,711.9
9,389.3
Pro forma long-term loans per balance sheet (R’m)
8,063.4
Pro forma current portion of long-term loans per balance sheet (R’m)
1,325.9
Total loans per balance sheet (R’m)
9,389.3
Exchange rate: US$1 = R7.03 being the closing rate at the end of the September 2010 quarter.

19 I GOLD FIELDS RESULTS
Operating and financial results
SOUTH AFRICAN RAND
Total
Mine
Operations
South Africa Region
Total
Driefontein
Kloof
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tonnes)
September 2010
14,510
4,059
1,521
1,106            937                495
June 2010
14,863
3,931
1,594
1,157            717                463
Yield (grams per tonne)
September 2010
2.1
3.8               4.0               3.7            3.4                 4.4
June 2010
2.1
3.9               3.6               3.8            4.0                 4.7
Gold produced (kilograms)
September 2010
31,042
15,458            6,017           4,041         3,202             2,198
June 2010
30,818
15,184            5,783           4,369         2,856             2,176
Gold sold (kilograms)
September 2010
31,289
15,458            6,017           4,041         3,202             2,198
June 2010
30,623
15,184            5,783           4,369         2,856             2,176
Gold price received (Rand per kilogram)
September 2010
289,329
287,929         288,150        287,800     287,633          287,989
June 2010
287,454
289,482         289,538        289,082     289,391          290,257
Total cash cost (Rand per kilogram)
September 2010
164,898
195,627          171,780       219,277     191,599          223,294
June 2010
166,215
187,770          175,584       196,201     189,216          201,333
Notional cash expenditure (Rand per kilogram)
September 2010
238,348
284,118          229,666       308,488     241,037          451,137
June 2010
235,223
272,669          233,910       274,319     260,049          388,925

Operating costs (Rand per tonne)
September 2010
357
758                 682            823           669
1,008
June 2010
343
739                 639            763           774                967
Financial Results (Rand million)
Revenue
September 2010
9,052.8
4,450.8
1,733.8
1,163.0         921.0            633.0
June 2010
8,802.7
4,395.5
1,674.4
1,263.0         826.5            631.6
Operating costs, net
September 2010
(5,132.0)
(3,075.1)
(1,038.0)         (910.7)       (627.2)         (499.2)
June 2010
(5,064.7)
(2,904.5)
(1,018.8)         (882.9)       (555.2)         (447.6)
- Operating costs
September 2010
(5,173.4)
(3,075.1)
(1,038.0)         (910.7)       (627.2)         (499.2)
June 2010
(5,102.5)
(2,904.5)
(1,018.8)         (882.9)       (555.2)         (447.6)
- Gold inventory change
September 2010
41.4
-                     -                 -                -                 -
June 2010
37.8
-                     -                 -                -                 -
Operating profit
September 2010
3,920.8
1,375.7              695.8           252.3         293.8          133.8
June 2010
3,738.0
1,491.0              655.6           380.1         271.3          184.0
Amortisation of mining assets
September 2010
(1,406.8)
(715.5)            (220.3)         (223.1)       (141.3)        (130.8)
June 2010
(1,328.4)
(660.8)            (190.0)         (209.5)       (136.8)       (124.5)
Net operating profit
September 2010
2,514.0
660.2               475.5            29.2         152.5
3.0
June 2010
2,409.6
830.2               465.6          170.6          134.5           59.5
Other expenses
September 2010
(244.1)
(136.2)              (23.5)          (41.6)         (16.2)         (54.9)
June 2010
(220.9)
(140.4)              (28.5)          (46.6)           (9.7)         (55.6)
Profit/(loss) before taxation
September 2010
2,269.9
524.0               452.0          (12.4)         136.3         (51.9)
June 2010
2,188.7
689.8               437.1          124.0         124.8
3.9
Mining and income taxation
September 2010
(802.6)
(152.8)
(127.6)            28.0
(72.2)           19.0
June 2010
(879.3)
(277.3)
(167.2)          (54.2)         (50.9)          (5.0)
- Normal taxation
September 2010
(411.5)
(31.9)               (44.0)            13.1          (1.0)
-
June 2010
(346.8)
(88.2)               (83.9)           (3.2)           (1.1)
-
- Royalties
September 2010
(217.6)
(46.4)
(32.8)            (5.8)          (4.6)           (3.2)
June 2010
(220.7)
(48.3)
(34.3)            (6.8)          (4.1)           (3.1)
- Deferred taxation
September 2010
(173.5)
(74.5)
(50.8)            20.7
(66.6)            22.2
June 2010
(311.8)
(140.8)               (49.0)         (44.2)         (45.7)            (1.9)
Profit/(loss) before exceptional items
September 2010
1,467.3
371.2
324.4            15.6           64.1
(32.9)
June 2010
1,309.4
412.5
269.9            69.8           73.9           (1.1)
Exceptional items
September 2010
(121.3)
(111.2)               (35.9)          (51.8)         (23.0)           (0.5)
June 2010
(9.2)
(9.1)                 (0.9)            (2.6)           (2.5)          (3.1)
Net profit/(loss)
September 2010
1,346.0
260.0                288.5          (36.2)           41.1         (33.4)
June 2010
1,300.2
403.4
269.0            67.2           71.4           (4.2)
Net profit/(loss) excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
September 2010
1,427.6
329.0                310.8           (4.1)           55.4         (33.1)
June 2010
1,303.4
411.1
    269.4            68.7           75.3           (2.3)
Capital expenditure
September 2010
(2,219.5)
(1,316.8)
    (343.9)        (335.9)        (144.6)
(492.4)
June 2010
(2,146.6)
(1,235.7)             (333.9)        (315.6)        (187.5)       (398.7)

GOLD FIELDS RESULTS I 20
Operating and financial results
SOUTH AFRICAN RAND
West Africa Region
South
America
Region
Australasia Region
#
Ghana
Peru
Australia
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating Results
Ore milled/treated (000 tonnes)
September 2010
6,987         5,750            1,237
1,607
1,857
1,648           209
June 2010
7,517         6,192            1,325
1,485
1,930
1,746           184
Yield (grams per tonne)
September 2010
1.1             1.0               1.4
2.0
2.6
2.2            5.3
June 2010
1.1             1.0               1.3
2.0 2.4
2.1            5.4
Gold produced (kilograms)
September 2010
7,527          5,769           1,758
3,291
4,766
3,668         1,098
June 2010
7,993          6,226           1,767
3,001
4,640
3,654            986
Gold sold (kilograms)
September 2010
7,527          5,769           1,758
3,538
4,766
3,668         1,098
June 2010
7,993          6,226           1,767
2,806
4,640
3,654            986
Gold price received (Rand per kilogram)
September 2010
289,783       289,461       290,842
296,269
287,998
287,759      288,798
June 2010
288,953       288,853       289,304
266,358 290,991
291,927      287,525
Total cash cost (Rand per kilogram)
September 2010
145,769       142,156       157,622
83,691
155,728
157,579      149,545
June 2010
150,307       144,748       169,892
89,202
169,655
167,022      179,412
Notional cash expenditure (Rand per kilogram)
September 2010
209,061       209,378       208,020
107,900
224,990
224,782      225,683
June 2010
192,068       186,219       212,677
121,326
260,690
236,754      349,391
Operating costs (Rand per tonne)
September 2010
147              132             217
170
429
377             836
June 2010
152              137             218
172 415
363             916
Financial Results (Rand million)
Revenue
September 2010
2,181.2        1,669.9          511.3
1,048.2
1,372.6
1,055.5          317.1
June 2010
2,309.6        1,798.4          511.2
747.4
1,350.2
1,066.7          283.5
Operating costs, net
September 2010
(1,051.2)         (791.4)        (259.8)
(289.9)
(715.8)
(551.6)        (164.2)
June 2010
(1,139.5)         (853.7)        (285.8)
(242.0)
(778.7)
(596.5)        (182.2)
- Operating costs
September 2010
(1,028.7)         (759.8)        (268.9)
(273.1)
(796.5)
(621.7)        (174.8)
June 2010
(1,140.1)         (850.9)        (289.2)
(256.1)
(801.8)
(633.2)        (168.6)
- Gold inventory change
September 2010
(22.5)           (31.6)
9.1
(16.8)
80.7
70.1            10.6
June 2010
0.6             (2.8)            3.4
14.1
23.1
36.7          (13.6)
Operating profit
September 2010
1,130.0           878.5         251.5
758.3
656.8
503.9          152.9
June 2010
1,170.1           944.7         225.4
505.4 571.5
470.2          101.3
Amortisation of mining assets
September 2010
(254.4)         (220.2)         (34.2)
(110.2)
(326.7)
June 2010
(292.7)         (252.0)         (40.7)
(109.2)
(265.7)
Net operating profit
September 2010
875.6            658.3         217.3
648.1
330.1
June 2010
877.4            692.7         184.7
396.2
305.8
Other expenses
September 2010
(24.1)            (18.2)          (5.9)
(63.5)
(20.3)
June 2010
(34.9)            (27.9)          (7.0)
(36.4) (9.2)
Profit before taxation
September 2010
851.5             640.1        211.4
584.6
309.8
June 2010
842.5             664.8        177.7
359.8
296.6
Mining and income taxation
September 2010
(327.8)           (248.4)        (79.4)
(206.5)
(115.5)
June 2010
(330.1)           (258.7)        (71.4)
(156.2)
(115.7)
- Normal taxation
September 2010
(213.1)           (172.8)        (40.3)
(166.5)
-
June 2010
(189.9)           (132.9)        (57.0)
(64.3) (4.4)
- Royalties
September 2010
(109.1)             (83.5)        (25.6)
(28.4)
(33.7)
June 2010
(115.9)             (90.1)        (25.8)
(20.9)
(35.6)
- Deferred taxation
September 2010
(5.6)                  7.9
  (13.5)              (11.6)
(81.8)
June 2010
(24.3)              (35.7)         11.4
(71.0) (75.7)
Profit before exceptional items
September 2010
523.7              391.7        132.0
378.1
194.3
June 2010
512.4              406.1        106.3
203.6 180.9
Exceptional items
September 2010
(1.5)                (1.5)
-
-
(8.6)
June 2010
-                      -            -                 (0.1)
-
Net profit
September 2010
522.2               390.2     132.0
378.1
185.7
June 2010
512.4               406.1     106.3
203.5 180.9
Net profit excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
September 2010
525.2               393.2     132.0
378.1
195.3
June 2010
513.6               407.3     106.3
194.6 184.1
Capital expenditure
September 2010
(544.9)             (448.1)     (96.8)
(82.0)
(275.8)
(202.8)          (73.0)
June 2010
(395.1)             (308.5)     (86.6)
(108.0) (407.8)
(231.9)        (175.9)
#  As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew based on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

21 I GOLD FIELDS RESULTS
Operating and financial results
UNITED STATES DOLLARS
Total
Mine
Operations
South Africa Region
Total
Driefontein
Kloof
Beatrix
South Deep
Operating Results
Ore milled/treated (000 tonnes)
September 2010
14,510
4,059             1,521       1,106               937                495
June 2010 14,863
3,931             1,594       1,157               717                463
Yield (ounces per tonne)
September 2010
0.069
0.122              0.127      0.117             0.110             0.143
June 2010
0.067
0.124              0.117      0.121             0.128             0.151
Gold produced (000 ounces)
September 2010
998.0
497.0              193.5       129.9            102.9               70.7
June 2010 990.8
488.2              185.9       140.5              91.8              70.0
Gold sold (000 ounces)
September 2010
1,006.0
497.0              193.5       129.9             102.9              70.7
June 2010 984.6
488.2              185.9       140.5               91.8              70.0
Gold price received (dollars per ounce)
September 2010
1,223
1,217              1,218       1,216             1,216            1,217
June 2010 1,191
1,199              1,199       1,197             1,199            1,202
Total cash cost (dollars per ounce)
September 2010
697
827                  726         927                810              944
June 2010
688
778                  727         813                784              834
Notional cash expenditure (dollars per ounce)
September 2010
1,006
1,201                  971      1,304              1,019           1,907
June 2010 974
1,129                  969       1,136             1,077           1,611
Operating costs (dollars per tonne)
September 2010
48
103                    93
112                 91
  137
June 2010 46
98                    85          102               103              129
Financial Results ($ million)
Revenue
September 2010
1,230.0
604.7                235.6       158.0            125.1             86.0
June 2010 1,169.2
583.9                222.3       167.8            109.9             83.9
Operating costs, net
September 2010
(697.3)
(417.8)              (141.0)     (123.7)           (85.2)           (67.8)
June 2010 (673.1)
(386.1)              (135.4)     (117.4)           (73.8)           (59.5)
- Operating costs
September 2010
(702.9)
(417.8)              (141.0)     (123.7)           (85.2)           (67.8)
June 2010
(678.1)
(386.1)              (135.4)      (117.4)          (73.8)           (59.5)
- Gold inventory change
September 2010
5.6
-                        -              -                  -                 -
June 2010 5.0
-                        -              -                  -                 -
Operating profit
September 2010
532.7
186.9                   94.5         34.3             39.9            18.2
June 2010 496.1
197.8                   86.9         50.4             36.1            24.4
Amortisation of mining assets
September 2010
(191.1)
(97.2)                  (29.9)      (30.3)           (19.2)          (17.8)
June 2010 (176.3)
(87.7)                  (25.2)      (27.8)           (18.2)          (16.5)
Net operating profit
September 2010
341.6
89.7                    64.6          4.0             20.7             0.4
June 2010 320.0
110.1                    61.7         22.6            17.9             7.9

Other expenses
September 2010
(33.2)
(18.5)                   (3.2)         (5.7)            (2.2)           (7.5)
June 2010 (29.1)
(18.5)                   (3.7)         (6.1)            (1.3)           (7.4)
Profit/(loss) before taxation
September 2010
308.4
71.2                    61.4         (1.7)            18.5          (7.1)
June 2010 290.8
91.6                    58.0          16.5           16.6            0.5
Mining and income taxation
September 2010
(109.0)
(20.8)                  (17.3)
    3.8           (9.8)
2.6
June 2010 (115.1) (36.7)
       (22.2)         (7.1)            (6.8)         (0.6)
- Normal taxation
September 2010
(55.9)
(4.3)                    (6.0)           1.8           (0.1)
-
June 2010 (46.0)
(11.7)
       (11.1)         (0.4)            (0.2)
-
- Royalties
September 2010
(29.6)
(6.3)                    (4.5)         (0.8)           (0.6)          (0.4)
June 2010 (28.8)
(6.4)                    (4.6)         (0.9)           (0.5)          (0.4)
- Deferred taxation
September 2010
(23.6)
(10.1)                    (6.9)           2.8           (9.0)            3.0
June 2010 (40.3)
(18.6)                    (6.5)         (5.8)           (6.1)          (0.2)
Profit/(loss) before exceptional items
September 2010
199.4
50.4                     44.1          2.1             8.7          (4.5)
June 2010 175.6
54.9                     35.8          9.4             9.8          (0.1)
Exceptional items
September 2010
(16.5)
(15.1)                     (4.9)        (7.0)           (3.1)          (0.1)
June 2010 (1.2)
(1.2)                     (0.1)        (0.3)           (0.3)          (0.4)
Net profit/(loss)
September 2010
182.9
35.3                      39.2        (4.9)            5.6          (4.5)
June 2010 174.4
53.7                      35.7          9.1            9.5          (0.5)
Net profit/(loss) excluding gains and losses on
foreign exchange, financial instruments and
exceptional items
September 2010
194.0
44.7                      42.2        (0.6)            7.5          (4.5)
June 2010 170.6
54.5                      35.8          9.1           10.0         (0.4)
Capital expenditure
September 2010
(301.6)
(178.9)
         (46.7)       (45.6)        (19.6)
(66.9)
June 2010 (285.2)
(164.2)                    (44.3)       (42.0)        (24.9)        (53.0)
Average exchange rates were US$1 = R7.36 and US$1 = R7.51 for the September and June 2010 quarters respectively.
The Australian dollar exchange rates were A$1 = R6.59 and A$1 = R6.66 for the September 2010 and June 2010 quarters respectively.

GOLD FIELDS RESULTS I 22
Operating and financial results
UNITED STATES DOLLARS
West Africa Region
South
America
Region
Australasia Region
AUSTRALIAN
DOLLARS
Ghana
Peru
Australia
#
Australasia Region
#
Total
Tarkwa Damang
Cerro
Corona
Total
St Ives
Agnew             Total
St Ives
Agnew
Operating Results
Ore milled/treated
September 2010
6,987     5,750
1,237
1,607
1,857
1,648
209
1,857
1,648
209
(000 tonnes) June 2010
7,517     6,192
1,325 1,485 1,930 1,746 184 1,930 1,746 184
Yield (ounces per tonne)
September 2010
0.035     0.032
0.046
0.066
0.083
0.072
0.169
0.083
0.072
0.169
June 2010
0.034     0.032
0.043 0.065 0.077 0.067 0.172 0.077 0.067 0.172
Gold produced (000 ounces)
September 2010
242.0     185.5
56.5
105.8
153.2
117.9
35.3
153.2
117.9
35.3
June 2010
257.0     200.2
56.8 96.5 149.2 117.5 31.7 149.2 117.5 31.7
Gold sold (000 ounces)
September 2010
242.0     185.5
56.5
113.7
153.2
117.9
35.3
153.2
117.9
35.3
June 2010
257.0     200.2
56.8 90.2 149.2 117.5 31.7 149.2 117.5 31.7
Gold price received
September 2010
1,225     1,223
1,229
1,252
1,217
1,216
1,220
1,359
1,358
1,363
(dollars per ounce) June 2010
1,197     1,196
1,198 1,103 1,205 1,209 1,191 1,359 1,363 1,343

Total cash cost
September 2010
616        601
666
354
658
666
632
735
744
706
(dollars per ounce) June 2010
623        599
704
369
703 692 743 792 780 838
Notional cash expenditure
September 2010
883        885
879
456
951
950
954
1,062
1,061
1,065
(dollars per ounce) June 2010
795        771
881 502 1,080 981 1,447 1,217 1,106 1,632
Operating costs
September 2010
20          18
30
23
58
51
114
65
57
127
(dollars per tonne)
June 2010
20          18
29 23 55 48 122 62 54 138
Financial Results ($ million)
Revenue
September 2010
296.4     226.9
69.5
142.4
186.5
143.4
43.1
208.3
160.2
48.1
June 2010
306.6     238.7
67.9 99.4 179.3 141.6 37.7 202.1 159.7 42.5
Operating costs, net
September 2010
(142.8)   (107.5)
(35.3)
(39.4)
(97.3)
(74.9)
(22.3)        (108.6)
(83.7)
(24.9)
June 2010
(151.3)   (113.3)
(38.0) (32.2) (103.4) (79.2)
(24.2)        (116.6)
(89.3) (27.3)

- Operating costs
September 2010
(139.8)   (103.2)
(36.5)
(37.1)
(108.2)
(84.5)
(23.8)        (120.9)
(94.3)
(26.5)
June 2010
(151.4)   (113.0)
(38.4) (34.1)
(106.5) (84.1)
(22.4)        (120.1)
(94.8) (25.3)

- Gold inventory change
September 2010
(3.1)       (4.3)
1.2
(2.3)
11.0
9.5
1.4
12.2
10.6
1.6
June 2010
0.1       (0.3)
0.4 1.9 3.1 4.9 (1.8) 3.5 5.5 (2.0)
Operating profit
September 2010
153.5     119.4
34.2
103.0
89.2
68.5
20.8
99.7
76.5
23.2
June 2010
155.3     125.4
29.9 67.2 75.9 62.4 13.5 85.5 70.4 15.2
Amortisation of mining
September 2010
(34.6)     (29.9)
(4.6)
(15.0)
(44.4)
(49.6)
assets June 2010
(38.9)     (33.5)
(5.4) (14.5) (35.3) (39.8)
Net operating profit
September 2010
119.0      89.4
29.5
88.1
44.9
50.1
June 2010
116.4      91.9
24.5 52.7 40.6 45.7
Other expenses
September 2010
(3.3)      (2.5)
(0.8)
(8.6)
(2.8)
(3.1)
June 2010
(4.6)      (3.7)
(0.9) (4.9) (1.1) (1.4)

Profit before
September 2010
115.7       87.0
28.7
79.4
42.1
47.0
taxation
June 2010
111.9       88.2
23.7 47.8 39.6 44.3
Mining and income taxation
September 2010
(44.5)     (33.8)
(10.8)
(28.1)
(15.7)
(17.5)
June 2010
(43.9)     (34.3)
(9.6) (20.7) (13.9) (17.3)
- Normal taxation
September 2010
(29.0)     (23.5)
(5.5)
(22.6)
-
-
June 2010
(25.2)     (17.6)
(7.6) (8.6) (0.6) (0.7)
- Royalties
September 2010
(14.8)     (11.3)
(3.5)
(3.9)
(4.6)
(5.1)
June 2010
(15.5)     (12.0)
(3.5) (2.7) (4.2) (5.3)
- Deferred taxation
September 2010
(0.8)        1.1
(1.8)
(1.6)
(11.1)
(12.4)
June 2010
(3.2)      (4.7)
1.5 (9.4) (9.1) (11.3)
Profit before
September 2010
71.2      53.2
17.9
51.4
26.4
29.5
exceptional items
June 2010
67.9      53.9
14.0 27.1 25.6 27.0
Exceptional items
September 2010
(0.2)     (0.2)
-
-
(1.2)
(1.3)
June 2010
-           -
- - - -
Net profit
September 2010
71.0      53.0
17.9
51.4
25.2
28.2
June 2010
67.9      53.9
14.0 27.1 25.6 27.0
Net profit excluding gains
and losses on foreign
exchange, financial instru-
ments and exceptional items
September 2010
71.4      53.4
17.9
51.4
26.5
29.6
June 2010
68.2      54.1
14.1 25.9 22.0 28.3
Capital expenditure
September 2010
(74.0)     (60.9)
(13.2)
(11.1)
(37.5)
(27.6)
(9.9)
(41.9)
(30.8)
(11.1)
June 2010
(52.5)     (41.0)
(11.5) (14.4) (54.1) (30.8) (23.3) (61.0) (34.7) (26.3)
#  As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently.

23 I GOLD FIELDS RESULTS
Total cash cost
Gold Industry Standards Basis
Figures are in South African rand millions unless otherwise stated
Total
Mine
Operations
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Total
Driefontein
Kloof
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St Ives
Agnew
Operating costs
(1)
     Sept 2010
(5,173.4)
(3,075.1)         (1,038.0)
(910.7)
(627.2)
(499.2)    (1,028.7)
(759.8)
(268.9)
(273.1)
(796.5)
(621.7)
(174.8)
      June 2010
(5,102.5)
(2,904.5)         (1,018.8)
(882.9)
(555.2)
(447.6)     (1,140.1)
(850.9)
(289.2)
(256.1)
(801.8)
(633.2)
(168.6)
Gold-in-process and
Sept 2010
25.3
-                    -
-
-
-
(22.1)
(30.1)
8.0
(11.9)
59.3
51.4
7.9
inventory change*
June 2010
19.6
-                    -
-
-
-
(6.5)
(9.8)
3.3
9.2
16.9
26.9
(10.0)
Less:
Sept 2010
(28.6)
(23.4)               (9.3)
(7.4)
(4.4)
(2.3)
(1.3)
(1.1)
(0.2)
(9.0)
(3.0)
(2.5)
(0.5)
Rehabilitation costs
June 2010
(30.4)
(22.2)                (8.9)
(6.9)
(4.0)
(2.4)
(2.3)
(1.8)
(0.5)
(3.0)
(2.9)
(2.3)
(0.6)
Production taxes
Sept 2010
(8.4)
(8.4)              (2.0)
(3.5)
(1.3)
(1.6)
-
-
-
-
-
-
-
June 2010
4.5
4.5               (0.9)
7.8
(1.0)
(1.4)
-
-
-
-
-
-
-
General and admin
Sept 2010
(177.6)
(74.1)             (27.9)
(23.0)
(13.9)
(9.3)
(61.4)
(52.2)
(9.2)
(16.4)
(25.7)
(15.5)
(10.2)
June 2010
(183.2)
(79.5)             (28.8)
(25.6)
(14.9)
(10.2)
(58.8)
(47.8)
(11.0)
(14.5)
(30.4)
(21.5)
(8.9)
Cash operating costs
Sept 2010       (4,933.5)
(2,969.2)           (998.8)
(876.8)
(607.6)
(486.0)
(988.1)
(736.6)
(251.5)
(267.7)
(708.5)
(552.3)
(156.2)
June 2010
(4,873.8)
(2,807.3)           (980.2)
(858.2)
(535.3)
(433.6)    (1,085.5)
(811.1)
(274.4)
(229.4)
(751.6)
(582.5)
(169.1)
Plus:
Sept 2010
(8.4)
(8.4)              (2.0)
(3.5)
(1.3)
(1.6)
-
-
-
-
-
-
-
Production taxes
June 2010
4.5
4.5               (0.9)
7.8
(1.0)
(1.4)
-
-
-
-
-
-
-
Royalties
Sept 2010
(217.6)
(46.4)             (32.8)
(5.8)
(4.6)
(3.2)
(109.1)
(83.5)
(25.6)
(28.4)
(33.7)
(25.7)
(8.0)
June 2010
(220.7)
(48.3)              (34.3)
(6.8)
(4.1)
(3.1)
(115.9)
(90.1)
(25.8)
(20.9)
(35.6)
(27.8)
(7.8)
TOTAL CASH COST
(2)
Sept 2010       (5,159.5)
(3,024.0)         (1,033.6)
(886.1)
(613.5)
(490.8)    (1,097.2)
(820.1)
(277.1)
(296.1)
(742.2)
(578.0)
(164.2)
June 2010
(5,090.0)
(2,851.1)         (1,015.4)
(857.2)
(540.4)
(438.1)    (1,201.4)
(901.2)
(300.2)
(250.3)
(787.2)
(610.3)
(176.9)
Plus:
Sept 2010       (1,390.7)
(715.5)           (220.3)
(223.1)
(141.3)
(130.8)
(254.8)
(221.7)
(33.1)
(115.1)
(305.3)
Amortisation*
June 2010        (1,310.2)
(660.8)            (190.0)
(209.5)
(136.8)
(124.5)
(285.6)
(245.0)
(40.6)
(104.3)
(259.5)
Rehabilitation
Sept 2010
(28.6)
(23.4)              (9.3)
(7.4)
(4.4)
(2.3)
(1.3)
(1.1)
(0.2)
(0.9)
(3.0)
June 2010
(30.4)
(22.2)               (8.9)
(6.9)
(4.0)
(2.4)
(2.3)
(1.8)
(0.5)
(3.0)
(2.9)
TOTAL PRODUCTION       Sept 2010        (6,578.8)        (3,762.9)      (1,263.2)   (1,116.6)
(759.2)
(623.9)     (1,353.3)    (1,042.9)
(310.4)           (412.1)
(1,050.5)
COST
(3)
June 2010        (6,430.6)         (3,534.1)      (1,214.3)   (1,073.6)
(681.2)
(565.0)    (1,489.3)     (1,148.0)
(341.3)
(357.6)        (1,049.6)
Gold sold
Sept 2010
1,006.0
497.0           193.5
129.9
102.9
70.7
242.0
185.5
56.5
113.7
153.2
117.9
35.3
– thousand ounces
June 2010
984.6
488.2           185.9
140.5
91.8
70.0
257.0
200.2
56.8
90.2
149.2
117.5
31.7
TOTAL CASH COST
Sept 2010
697
827             726
927
810
944
616
601
666
354
658
666
632
– US$/oz
June 2010
688
778             727
813
784
834
623
599
704
369
703
692
743
TOTAL CASH COST
Sept 2010          164,898
195,627       171,780
219,277
191,599
223,294
145,769
142,156
157,622
83,691
155,728
157,579
149,545
– R/kg
June 2010          166,215
187,770       175,584
196,201
189,216
201,333
150,307
144,748
169,892
89,202
169,655
167,022
179,412
TOTAL PRODUCTION       Sept 2010
889
1,029               887
1,168
1,002
1,200
760
764
746
492
931
COST – US$/oz
June 2010
870
964             870
1,018
988
1,075
772
764
800
528
937
TOTAL PRODUCTION         Sept 2010
210,259
243,427        209,939
276,318
237,102
283,849
179,793
180,777
176,564
116,478
220,415
COST – R/kg
June 2010        209,992
232,752        209,978
245,731
238,515
259,651
186,326
184,388
193,152
127,441
226,207
DEFINITIONS
Total cash cost and Total production cost are calculated in accordance with the Gold Institute Industry standard.
(1)
Operating costs – All gold mining related costs before amortisation/depreciation, changes in gold inventory, taxation and exceptional items.
(2)
Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.
(3)
Total production cost – Total cash cost plus amortisation/depreciation and rehabilitation provisions, as detailed in the table above.
* Adjusted for amortisation/depreciation (non-cash item) excluded from gold-in-process change.
Average exchange rates were US$1 = R7.36 and US$1 = R7.51 for the September 2010 and the June 2010 quarters respectively.

GOLD FIELDS RESULTS I 24
Capital expenditure
Figures are in South African rand millions unless otherwise stated
Total
Mine
Operations
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Total
Driefontein
Kloof
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St
Ives
Agnew
Sustaining capital
September 2010     (1,602.5)

(796.1)          (315.6)
(335.9)
(144.6)
-           (519.7)
(448.1)
(71.6)
(82.0)
(204.7)
(148.6)
(56.1)
June 2010
(1,609.7)
(799.3)          (296.2)
(315.6)
(187.5)
-            (369.3)
(308.5)
(60.8)
(108.0)
(333.1)
(184.2)
(148.9)
Project capital
September 2010
(492.4)
(492.4)                  -
-
-
(492.4)
-
-
-
-
-
-
-
June 2010
(398.7)
(398.7)                  -
-
-
(398.7)
-
-
-
-
-
-
-
Uranium capital
September 2010
(28.3)
(28.3)         (28.3)
-
-
-
-
-
-
-
-
-
-
June 2010
(37.7)
(37.7)          (37.7)
-
-
-
-
-
-
-
-
-
-
Brownfields
September 2010
(96.3)
-
-
-
-
-
(25.2)
-
(25.2)
-
(71.1)
(54.2)
(16.9)
exploration                                     June 2010
(100.5)
-
-
-
-
-
(25.8)
-
(25.8)
-
(74.7)
(47.7)
(27.0)
Total capital
September 2010    (2,219.5)
(1,316.8)        (343.9)
(335.9)
(144.6)
(492.4)
(544.9)
(448.1)
(96.8)
(82.0)
(275.8)
(202.8)
(73.0)
expenditure                                     June 2010
(2,146.6)
(1,235.7)        (333.9)
(315.6)
(187.5)
(398.7)
(395.1)
(308.5)
(86.6)
(108.0)
(407.8)
(231.9)
(175.9)
Notional cash expenditure
##
Figures are in South African rand millions unless otherwise stated
Total
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Corporate
Ghana
Peru
Australia
Total
Driefontein
Kloof
Beatrix
South
Deep
Total
Tarkwa
Damang
Cerro
Corona
Total
St
Ives
Agnew
Operating costs
September 2010
(5,173.4)      (3,075.1)         (1,038.0)
(910.7)
(627.2)
(499.2)
(1,028.7)
(759.8)
(268.9)
(273.1)        (796.5)
(621.7)
(174.8)
-
June 2010
(5,102.5)      (2,904.5)          (1,018.8)
(882.9)
(555.2)
(447.6)
(1,140.1)
(850.9)
(289.2)
(256.1)        (801.8)
(633.2)
(168.6)
-
Capital
September 2010
(2,225.4)      (1,316.8)            (343.9)
(335.9)
(144.6)
(492.4)
(544.9)
(448.1)
(96.8)
(82.0)        (275.8)
(202.8)
(73.0)
(5.9)
expenditure                             June 2010
(2,156.9)      (1,235.7)            (333.9)
(315.6)
(187.5)
(398.7)
(395.1)
(308.5)
(86.6)
(108.0)        (407.8)
(231.9)
(175.9)     (10.3)
Notional cash
September 2010
238,348
284,118          229,666
308,488
241,037
451,137
209,061
209,378
208,020          107,900        224,990
224,782
225,683
-
expenditure
June 2010
235,223
272,669         233,910
274,319
260,049
388,925
192,068
186,219
212,677          121,326        260,690
236,754
349,391
-
– R/kg
Notional cash
September 2010
1,007
1,201               971
1,304
1,019
1,907
883
885
879
456
951
950
954
-
expenditure                             June 2010
974
1,129               969
1,136
1,077
1,611
795
771
881
502
1,080
981
1,447
-
– US$/oz
##
Notional cash expenditure (NCE) per kilogram (ounce) = operating costs plus capital expenditure divided by gold produced.

25 I GOLD FIELDS RESULTS
Underground and surface
South African rand and metric units
Total
Mine
Operations
South Africa Region
West Africa Region
South
America
Region
Australasia Region
Ghana
Peru
Australia
Operating Results
Total Driefontein
Kloof
Beatrix
South
Deep
#
Total
Tarkwa Damang
Cerro
Corona
Total
St
Ives
Agnew
Ore milled/treated (000 tonne)
- underground
September 2010
3,086        2,531          793
577
686
475
-
-
-
-
555
410
145
June 2010
3,144        2,580          841
599 697 443 - - -
-
564 405 159
- surface
September 2010
11,424        1,528          728
529
251
20
6,987
5,750
1,237
1,607
1,302
1,238
64
June 2010
11,719        1,351          753
558 20 20
7,517 6,192 1,325
1,485
1,366 1,341 25
- total
September 2010
14,510        4,059       1,521
1,106
937
495
6,987
5,750
1,237
1,607
1,857
1,648
209
June 2010
14,863        3,931       1,594
1,157 717 463 7,517 6,192 1,325
1,485
1,930 1,746 184
Yield (grams per tonne)
- underground
September 2010
5.6
5.7        6.8
6.4
4.5
5.9
-
-
-
-
5.4
4.7
7.4
June 2010 5.4
5.4        6.1
6.5 4.1 6.3 - - -
-
5.1 4.8 6.0
- surface
September 2010
1.2
0.7        0.9
0.6
0.5
0.5
1.1
1.0
1.4
2.0
1.3
1.4
0.3
June 2010 1.2
0.9        0.9
0.9 0.9 0.5 1.1 1.0 1.3
2.0
1.3 1.3 1.5
- combined
September 2010
2.1
3.8        4.0
3.7
3.4
4.4
1.1
1.0
1.4
2.0
2.6
2.2
5.3
June 2010 2.1
3.9        3.6
3.8 4.0 4.7 1.1 1.0 1.3
2.0
2.4 2.1 5.4
Gold produced (kilograms)
- underground
September 2010
17,359
14,335    5,357
3,714
3,076
2,188
-
-
-
-
3,024
1,945
1,079
June 2010 16,929
14,034    5,142
3,887 2,838 2,167 - - -
-
2,895 1,946 949
- surface
September 2010
13,683          1,123      660
327
126
10
7,527
5,769
1,758
3,291
1,742
1,723
19
June 2010
13,889          1,150      641
482 18 9 7,993 6,226 1,767
3,001
1,745 1,708 37
- total
September 2010
31,042
15,458    6,017
4,041
3,202
2,198
7,527
5,769
1,758
3,291
4,766
3,668
1,098
June 2010 30,818
15,184    5,783
4,369 2,856 2,176 7,993 6,226 1,767
3,001
4,640 3,654 986
Operating costs (Rand per tonne)
- underground
September 2010
1,091          1,160    1,202
1,512
892
1,050
-
-
-
-
778
639
1,172
June 2010
1,046          1,083    1,129
1,408 796 1,008 - - -
-
874 814 1,030
- surface
September 2010
158
91       116
72
62
30
147
132
217
170
280
291
77
June 2010 155
82         92
70 10 60 152 137 218 172 226 226 196
- total
September 2010
357             758       682
823
669
1,008
147
132
217
170
429
377
836
June 2010
343             739       639
763 774 967 152 137 218
172
415 363 916
# September quarter includes 105,000 tonnes (June quarter 98,000 tonnes) of waste processed from underground. In order to show the yield based on ore mined, the calculation of the yield at South Deep only, excludes the underground waste.

GOLD FIELDS RESULTS I 26
Development results
Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres.
Driefontein
September 2010 quarter
June 2010 quarter
Reef
Carbon Leader
Main
VCR
Carbon Leader Main VCR
Advanced                       (m)
5,213
417
1,501
4,418                       648
1,349
Advanced on reef (m)
797
35
151
608                        172                      173
Sampled                          (m)
663
81
69
558                        114                      108
Channel width (cm)
59
33
89
100                          42                       79
Average value - (g/t)
34.7
19.4
18.3
18.9                         8.8
17.4
- (cm.g/t)
2,048
641
1,631
1,884                         372
1,369
Kloof
September 2010 quarter
June 2010 quarter
Reef
Kloof
Main
VCR
Kloof Main VCR
Advanced                        (m)
123
627
4,074
241                    1,022                     4,600
Advanced on reef (m)
2
243
752
13                       231                       848
Sampled                          (m)
3
296
705
22                       243                       711
Channel width (cm)
195
79
109
145                         69                        99
Average value - (g/t)
11.2
12.0
26.1
7.7                      13.9                     29.2
- (cm.g/t)
2,184
943
2,853
1,118                       953
2,904
Beatrix
September 2010 quarter
June 2010 quarter
Reef
Beatrix
Kalkoenkrans
Beatrix Kalkoenkrans
Advanced                        (m)
4,779
1,707
5,839                                  2,151
Advanced on reef (m)
1,554
296
1,153                                     384
Sampled                          (m)
1,593
285
1,062                                     366
Channel width (cm)
111
92
98                                       96
Average value - (g/t)
7.9
15.3
7.7                                    17.2
- (cm.g/t)
881
1,409
748                                  1,643
South Deep
September 2010 quarter
June 2010 quarter
Reef
Elsburgs
1,2
Elsburgs
1,2
Main Advanced (m)
2,982
2,449
- Main above 95 level (m)
1,774
1,369
- Main below 95 level (m)
1,208
1,080
Advanced on reef (m)
1,664
1,280
Average value (g/t)
5.6
4.4
1)   Trackless development in the Elsburg reefs is evaluated by means of the resource model.
2)   Full channel width not fully exposed in development, hence not reported.

Administration and corporate information
Corporate Secretary
Cain Farrel
Tel:      (+27)(11) 562 9742
Fax:     (+27)(11) 562 9829
e-mail:  cain.farrel@goldfields.co.za
Investor Enquiries
Willie Jacobsz
Tel:      (+508) 839 1188
Mobile: (+857) 241 7127
e-mail: willie.jacobsz@gfexpl.com
Nikki Catrakilis-Wagner
Tel:      (+2711) 562 9706
Mobile: (+27) 83 309 6720
e-mail: nikki.catrakilis-wagner@goldfields.co.za
Media Enquiries
Sven Lunsche
Tel:      (+2711) 562 9763
Mobile: (+27) 83 260 9279
e-mail: sven.lunsche@goldfields.co.za
Transfer Secretaries
South Africa
Computershare Investor Services
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel:       (+27)(11) 370 5000
Fax:      (+27)(11) 688 5248
United Kingdom
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute
plus network extras, lines are open
8.30am-5.30pm Mon-Fri] or
[from overseas] +44 20 8639 3399
Fax:    +44 20 8658 3430
e-mail: ssd@capitaregistrars.com
Website
http://www.goldfields.co.za
Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI
Certain forward looking statements

Certain statements in this document constitute
“forward looking statements” within the meaning
of Section 27A of the US Securities Act of 1933
and Section 21E of the US Securities Exchange
Act of 1934.

Such forward looking statements involve known
and unknown risks, uncertainties and other
important factors that could cause the actual
results, performance or achievements of the
company to be materially different from the
future results, performance or achievements
expressed or implied by such forward looking
statements. Such risks, uncertainties and other
important factors include among others:
economic, business and political conditions in
South Africa, Ghana, Australia, Peru and
elsewhere; the ability to achieve anticipated
efficiencies and other cost savings in
connection with past and future acquisitions,
exploration and development activities;
decreases in the market price of gold and/or
copper; hazards associated with underground
and surface gold mining; labour disruptions;
availability terms and deployment of capital or
credit; changes in government regulations,
particularly environmental regulations; and new
legislation affecting mining and mineral rights;
changes in exchange rates; currency
devaluations; inflation and other macro-
economic factors, industrial action, temporary
stoppages of mines for safety and unplanned
maintenance reasons; and the impact of the
AIDS crisis in South Africa. These forward
looking statements speak only as of the date of
this document.

The company undertakes no obligation to
update publicly or release any revisions to
these forward looking statements to reflect
events or circumstances after the date of this
document or to reflect the occurrence of
unanticipated events.
Registered Offices
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton 2041
Tel:       (+27)(11) 562 9700
Fax:      (+27)(11) 562 9829
Office of the United Kingdom Secretaries
London
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
United Kingdom
Tel:       (+44)(20) 7499 3916
Fax:      (+44)(20) 7491 1989
American Depository Receipts Transfer
Agent
Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: (1)(888) 269 2377
Tel:      (+1) 201 680 6825
e-mail: shrrelations@bnymellon.com
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Directors
M A Ramphele (Chair) °
N J Holland *· (Chief Executive Officer)
PA Schmidt · (Chief Financial Officer)
K Ansah
#
°
CA Carolus°
R Dañino **°
A R Hill
±
°
R P Menell °
D N Murray °
D M J Ncube °
R L Pennant-Rea *°
C I von Christierson °
G M Wilson °
* British
#
Ghanaian
±
Canadian
** Peruvian                                               ° Independent Director                  · Non-independent Director

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 4 November 2010
GOLD FIELDS LIMITED
By:

Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
             Relations and Corporate Affairs